ALLIED GOLD MINING PLC

THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION IN WHICH SUCH PUBLICATION RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL

30 September 2011

Allied Gold Mining PLC
("Allied Gold" or the "Company")

Allied Gold Limited – Financial Statements for Year Ended 30 June 2011

On 30 June 2011 Allied Gold Mining Plc acquired all of the shares in Allied Gold Limited pursuant to a Scheme of Arrangement. At the time of this transaction Allied Gold Limited was delisted from the Australian Stock Exchange ("ASX").

Allied Gold Mining Plc has adopted a financial year end of 31 December and a functional currency of United States dollars; previously Allied Gold Limited had adopted a financial year end of 30 June and a functional currency of Australian dollars.

On 15 August 2011 Allied Gold Mining Plc issued its financial statements and related management discussion and analysis for the three and six months ended 30 June 2011.

The ASX Listing Committee has imposed on Allied Gold Mining Plc a requirement that Allied Gold Limited, the former parent company of the Group, lodge on the ASX its audited financial statements for the year ended 30 June 2011.

Shareholders should note that the attached audited consolidated financial statements of Allied Gold Limited for the year ended 30 June 2011 are not directly comparable to the recently released financial statements of Allied Gold Mining Plc for the six months ended 30 June 2011 for the following reasons:

1. The financial statements are prepared in AUD whereas the recent and ongoing reporting by Allied Gold Mining Plc will be in USD.
2. The financial statements are prepared on the basis of a 30 June year end whereas the recent and ongoing reporting by Allied Gold Mining Plc will be on the basis of a 31 December year end.
3. As the financial statements are those of Allied Gold Limited, the capital structure reported in terms of shares, options on issue and earnings per share are significantly different from that reported by Allied Gold Mining Plc.

A copy of the audited consolidated financial statements of Allied Gold Limited for the year ended 30 June 2011 is attached

For further information:

Allied Gold Mining PLC (Investor and Media)
Simon Jemison
+61 418 853 922

RBC Capital Markets (Joint Corporate Broker)
Stephen Foss / Matthew Coakes / Daniel Conti
+44 (0) 207 653 4000

Buchanan (Financial PR Advisor)
Bobby Morse / Charles O'Brien / Katharine Sutton
+44 (0) 207 466 5000

Oriel Securities (Joint Corporate Broker)
Jonathan Walker / Michael Shaw
+44 (0) 207 710 7600

ALLIED GOLD LIMITED
ACN 104 855 067

ANNUAL FINANCIAL STATEMENTS

30 JUNE 2011

ABN 86 104 855 067

All amounts are expressed in Australian dollars unless otherwise indicated.

DIRECTORS' REPORT

The Directors present their report, together with the Financial Statements of Allied Gold Limited ("the Company") and its subsidiaries ("Allied Gold" or "the Group") for the year ended 30 June 2011 ("the financial period").

DIRECTORS

The Directors of the Company in office at any time during or since the end of the financial period are named below. Directors have been in office since the start of the financial period to the date of this report unless otherwise stated.

Name and qualifications	Experience and special responsibilities
Mr Mark V Caruso *Chairman* Appointed 26 May, 2003	Mr Caruso is a Director of Simto Australia Pty Ltd which is involved in mining, earthmoving and civil engineering construction earthworks. He is also a director of Mineral Commodities Limited (since September 2000). ***Other current directorships*** Non-executive director of Mineral Commodities Limited. ***Former directorships in last 3 years*** Non-executive director of CI Resources Limited from 2003 to 2008. ***Special responsibilities*** Executive Chairman of the Board until 30 June 2011, at which time Mr. Caruso moved to a non-executive position.
Mr T Sean Harvey *Non-executive Director* M.A. Econ, MBA, LLB Appointed 11 March, 2010	Mr Harvey has substantial investment banking and merchant banking experience, primarily focused on the mining sector. Mr Harvey has held and continues to hold senior executive and board positions with a number of mining companies. ***Other current directorships*** Non-executive Chairman of Andina Minerals Inc. and Victoria Gold Corporation. Non-executive Director of Perseus Mining Limited and Serabi Mining Plc ***Former directorships in last 3 years*** Non-executive Director of Moto Goldmines Limited, Nord Resources Corp and Polaris Geothermal Inc ***Special responsibilities*** Chairman of the Audit, Risk and Compliance Committee.
Mr Monty House *Non-executive Director* Appointed 4 March, 2009	Mr House is a member of the Australian Institute of Company Directors and was previously a Member of Parliament in Western Australia. Mr House was elected as Deputy Leader of the National Party in 1988. ***Other current directorships*** Chairman of Landcorp Western Australia and director of Latent Petroleum. ***Former directorships in last 3 years*** Chairman of Landgate Western Australia ***Special responsibilities*** Member of Audit, Risk and Compliance Committee and Chairman of Remuneration and Nomination Committee.

Name and qualifications	Experience and special responsibilities
Mr Anthony Lowrie *Non-executive Director* Appointed 9 March, 2007	Mr Lowrie has considerable corporate and finance experience. He was Chairman of ABN AMRO Asia Securities Limited having originally been a partner of Hoare Govett Ltd, which he joined in 1973. ***Other current directorships*** Non-executive director of Kenmare Resources PLC. Non-executive director of Edinburgh Dragon Fund. ***Former directorships in last 3 years*** ABN AMRO Bank Limited. Non-executive director of JD Wetherspoon PLC. Non-executive director of Quadrise Fuels International. Non-executive director of The Thai Euro Fund. ***Special responsibilities*** Member of Remuneration and Nomination Committee.
Mr Gregory H Steemson *Non-executive Director* Appointed 14 June, 2005 Resigned 16 August, 2011	Mr Steemson is a qualified geologist and geophysicist with an extensive background in exploration and the development and management of mining projects. ***Other current directorships*** Nil. ***Former directorships in last 3 years*** Executive director of Sandfire Resources NL from 2003 to 2008 and director and Chief Executive Officer of Mineral Commodities Limited from 7 May 2009 until 31 March 2010. ***Special responsibilities*** Member of the Remuneration and Nomination Committee and the Audit, Risk and Compliance Committee.
Mr Frank Terranova *Managing Director* Appointed 10 December 2008	Mr Terranova is a chartered accountant with extensive experience in corporate finance and financial risk management predominantly within the mining and manufacturing industries. He has held many senior finance positions for various ASX listed corporations. ***Other current directorships*** Nil. ***Former directorships in last 3 years*** Nil. ***Special responsibilities*** Appointed Chief Executive Officer on 30 June 2011. Mr. Terranova was Chief Financial Officer from the start of the period until his appointment as Chief Executive Officer.

DIRECTORS' MEETINGS

The number of directors' meetings and number of meetings attended by each of the directors of the Company during the financial period under review was:

	Board of Directors		Audit Committee		Remuneration and Nomination Committee	
	Meetings held*	Meetings attended	Meetings held*	Meetings attended	Meetings held*	Meetings attended
Mark Caruso	7	7	-	-	-	-
Greg Steemson	7	7	3	3	2	2
Anthony Lowrie	7	7	-	-	2	2
Frank Terranova	7	7	-	-	-	-
Monty House	7	7	3	3	2	2
Sean Harvey	7	6	3	3	-	-

* Reflects the number of meetings held during the time the director held office during the financial period.

COMPANY SECRETARY

Mr Peter Torre was the Company Secretary of Allied Gold Limited from the beginning of the financial period until the date of this report.

Mr Torre is the principal of the corporate advisory firm Torre Corporate which provides corporate secretarial services to a range of listed companies. Prior to establishing Torre Corporate, Mr Torre was a partner of an internationally affiliated firm of Chartered Accountants working within its corporate services division for over 9 years where he also held the position of Chairman of the National Corporate Services Committee. Mr Torre holds a Bachelor of Business, is a Chartered Accountant, a Chartered Secretary and is a member of the Institute of Company Directors.

PRINCIPAL ACTIVITIES

Allied Gold is a gold producer, developer and exploration Company. Allied Gold's major assets are its 100% owned Simberi gold project (the "Simberi Project"), which is located on Simberi Island, the northernmost island of the Tabar Islands Group, in the New Ireland Province of eastern PNG and its 100% interest in the Gold Ridge Gold Project ("Gold Ridge") which is located on Guadalcanal Island in the Solomon Islands.

RESULTS

The group operating profit after tax was $6,607,129 (2010: profit after tax of $10,228,815).

DIVIDENDS PAID OR RECOMMENDED

No dividends were paid or declared during or in respect of the 2011 financial year (2010: nil).

REVIEW OF OPERATIONS

Simberi Project

Oxide operations

- Key operating statistics for the mining and processing activities for the period from 1 July 2010 to 30 June 2011 are summarised in the table below:

Key operating statistic	Unit of measure	Volume
Waste mined	tonnes	2,033,355
Ore mined	tonnes	2,278,664
Total mined	tonnes	4,312,020
Ore processed	tonnes	2,085,626
Grade	g/t gold	1.11
Recovery	%	89.2
Gold produced	ounces	66,125
Gold sold	ounces	64,595
Average realised gold price	A$/oz US$/oz	1,384 1,369
Operating cash cost	A$/oz US$/oz	776 767

- Production at Simberi is running steadily at approximately 6,000 ounces a month with the oxide process plant expansion from 2.0 mtpa to 3.5 mtpa remaining a core priority. The power generation conversion project from diesel fuel to heavy fuel oil ("HFO") is progressing on Simberi. Given diesel fuel constitutes around 12% of the current cash costs, the move to HFO by first half of 2012 calendar year is expected to reduce costs by $30-50 per ounce. These combined initiatives will increase the production to around 100,000 ounces per annum at reduced costs.

- Simberi produced 66,125 ounces for the year at a gross cash cost of $776 per ounce. Four weeks of gold production was lost in March 2011 due to plant rectification activities.

- Initiatives to debottleneck the Simberi plant were successfully delivered during the year to increase mill throughput.

Oxide Expansion

- The Group is currently undertaking incremental expansion of the plant to lift processing capacity to 3.5mtpa, which should increase gold production to approximately 100,000 per ounce per annum.

- An additional SAG Mill has been ordered and is being shipped to the Simberi site. Contracts for two additional leach tanks have been awarded and tendering process for tailings thickener has been completed.

- At 3.5mtpa the Simberi oxide circuit is forecast to treat 34.5mt at a grade of 1.02g/t with a process recovery of approximately 90 per cent, producing 1moz of gold over approximately ten years.

- Further potential for significant oxide tonnages have been identified around the existing Sorowar and Pigibo deposits. Over the next 12 to 18 months, the western side of Simberi Island will also undergo exploration for suspected covered (ash) gold mineralised targets.

- The Group has made allowance for future expansion of the oxide plant to 5mtpa.

Simberi Sulphide Prefeasibility Study (PFS)

- The longer term expansion of the Simberi operation is focused on the development of the sulphide resources. A PFS has been completed and a Bankable Feasibility Study ("BFS") is currently underway to construct a 2.5mtpa sulphide processing plant which would produce an additional 100,000 ounces of gold per annum from 2015. The indicative capital cost (including contingency) of a 1.5 mtpa sulphide circuit is US$160-240 million with a single stage roaster treating 1.5mtpa at an ore grade of 2.4g/t Au.

- A formal investment decision will be subject to BFS due for completion in 2012, followed by a two-year development timeframe, taking into account a minimum three to five years to process the significant existing Pigiput oxide cap before accessing the first tonnages of sulphide ores and allowing 12 to 18 months of exploration at the Sorowar, Samat and Botlu oxide pits, which have not yet been subject to intense drilling for sulphide material.

- Identification of additional resources provides an opportunity to optimize the sulphide roaster and oxide processing plant and correctly scale throughput for the next 10 to 15 years. The investment decision scheduled for 2012 may be brought forward if gold prices continue to rise.

Exploration

- The on-going drilling campaign during the year was designed to support the Sulphide and Oxide Expansion Studies based around the Pigiput and Pigibo deposits.

Gold Ridge Project

- Official re-opening ceremony was held with Government and community leaders on the 23 March 2011.

- First gold was poured in March 2011. This was achieved within a year of the commencement of the redevelopment of the project and following the investment of $150 million into the redevelopment and refurbishment of the mine.

- Commissioning activities continued through to June 2011 as ramp up to full scale production was undertaken.

- The Company expects the mine to be at the life-of-mine rates for processing, grade and recovery by December 2011.

- The Company's commissioning strategy includes the treatment of lower grade remnant ore material from the Valehaichichi pit (the first pit opened more than a decade ago). Therefore it is not until the September 2011 quarter that Gold Ridge will start to see the benefit of higher grades due to the blending of material from the Namachamata pit.

- During commissioning of the plant, all production costs have been capitalized, net of any revenue that was generated from gold sales. Gold Ridge will commence recognizing revenue and production costs into the statement of comprehensive income effective from 1 July 2011 and will include cash costs metrics in future reporting.

- Gold Ridge produced 12,074 ounces for the year. Production was at the lower end of expectations due to the dilutive impacts from ore from the first starter pit.

- Whilst a month-by-month improvement is expected, the expected average for the September 2011 quarter is for gold production of between 15,000-20,000 ounces, based on conservative plant utilization of approximately 75%, at a head grade of 1.7 g/t and recoveries of approximately 70%.

- By the December 2011 quarter, Gold Ridge should enjoy the benefit of higher grades and higher recovery ore associated with its multi pit blending strategies.

Corporate

- On 30 June 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC, a company incorporated in the United Kingdom, became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at 30 June 2011 were exchanged on a six for one basis for Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment of the ("Official List") London Stock Exchange PLC ("LSE") and commenced trading on the LSE's main market for listed securities ("Main Market") on 30 June 2011. At admission, Allied Gold Mining PLC had issued capital of 199,755,017 shares and had 10,172,904 options on issue.

- Given the implementation of the new corporate structure occurred on the balance date, all shares and options holdings have been transferred to Allied Gold PLC. All disclosures of shares and options in the report reflect this change.

- The securities of the Company were removed from the official list of ASX Limited from the close of trading on 4 July 2011.

- On 30 June 2011, Frank Terranova was appointed Managing Director and CEO, whilst founding Chairman, Mark Caruso, moved to a non-executive position.

- In April 2011, Allied Gold Limited successfully completed an equity fundraising, raising gross proceeds of $94 million.

- A US$35 million 5 year loan from the IFC was drawn down in September 2010.

- The company is hedge-free following the unwinding of its hedge position in early 2010 and achieved an average gold price of US$1,369/oz during the year on sale of 64,595 ounces.

- During the year, 1,500,000 unlisted options were issued to non-executive Director, Sean Harvey as approved at the Extraordinary General Meeting on 6 June 2011. These options were converted to 249,999 options in Allied Gold PLC as part of the Option Scheme of Arrangement.

SUBSEQUENT EVENTS

No matter or circumstance has arisen since 30 June 2011 that has significantly affected, or may significantly affect:

(a) the Group's operations in future financial years; or
(b) the results of those operations in future financial years; or
(c) the Group's state of affairs in future financial years.

FUTURE DEVELOPMENTS, PROSPECTS AND BUSINESS STRATEGIES

Simberi Project
The Group's strategy is to add to the gold inventory on Simberi Island by defining additional resources and converting these and other known resources into reserves with a view to expanding annualized gold production.

Plans are now underway to incrementally expand the Simberi oxide circuit to produce 100,000 ounces per annum. This will be by way of an increase in the nameplate capacity of the plant from 2.4mtpa to 3.5mtpa to take advantage of the increasing oxide reserve and resource base.

Whilst the Directors believe that the Group has sufficient oxides for the next decade, opportunities remain to lift both the oxide and sulphide inventory. In the year ahead, the Group will target pit edge oxides at the Sorowar deposit. The Group will also target underlying sulphide mineralization at Pigiput, Pigibo and Sorowar as well as testing the possible link between the Samat North and Samat East deposits. A decision on the sulphide development is expected in 2012 after the completion of further exploration drilling and a BFS on the sulphide reserves at Simberi.

Gold Ridge Project
Production commenced at Gold Ridge in March 2011. The Group is targeting an increase of throughput to 2.5mtpa producing an average 120,000 ounces per annum of gold for the first three years of operation. A review of a possible further increase in throughput will be ongoing as more exploration data progressively becomes available, although such an increase would not be likely to affect the initial development throughput design.

The Group plans to commit approximately $5 million to near-mine and regional exploration activity. Drilling with a Group-owned reverse circulation rig commenced in July 2010 at Namachamata. An extensive IP geophysical survey, covering all the known deposits and their possible extensions and parallel zones, is also underway. Preliminary results indicate the known deposits respond to the geophysical survey offering the potential for new discoveries.

The Directors believe that the region has great exploration potential, and the Group has applied for a significant regional exploration tenement package of 129km^2 in readiness for future aggressive exploration campaigns.

With Gold Ridge in operation, total Group gold production is currently projected to run at over 200,000 ounces per annum and group operating cash flow at approximately US$100 million per annum. This will help support further growth initiatives and exploration activity in PNG and the Solomon Islands.

Exploration
At Simberi, exploration focused on resource definition and metallurgical core drilling for the Simberi Sulphide Bankable Feasibility Study, due to be presented in 2012. A new estimate of the (mostly sulphide) Botlu resource is scheduled to be completed in the September 2011 quarter. RC drilling targeted oxide mineralisation between Pigibo and Sorowar.

At Gold Ridge, exploration core drilling commenced in April. Drilling is initially targeting the Charivunga Mineralised Zone, between the Namachamata and Kupers deposits, where previous operators produced significant down hole intercepts in core holes. The aim of the current programme is to test areas, up-dip from the previous intercepts at sufficient density to allow a resource estimate to be made. Three holes were completed and a fourth was in progress with a total 1,270m drilled in the quarter. Results are awaited for the samples, submitted for analysis, from the completed holes.

Work is progressing on haul road access to Kupers pit. Resettlement housing is due for completion in the December 2011 quarter which will result in the entire mine area cleared by the end of the year.

The Company continues to explore collaborative initiatives regarding the acceleration of hydro power generation within the Solomon Islands.

UNDER OPTIONS

Allied Gold Limited has no unissued ordinary shares under option at the date of this report.

SHARES ISSUED ON THE EXERCISE OF OPTIONS

During the year ended 30 June 2011, 2,074,427 shares in Allied Gold Limited were issued on the exercise of options granted in the current and prior financial years. Allied Gold Limited received $526,822 pursuant to the exercise of the 1,699,427 options at $0.31 each and 375,000 options at $0.35 each. Under the Options Scheme of Arrangement, Allied Gold Limited's options on issue as at 30 June 2011 were exchanged on a six for one basis for Allied Gold Mining PLC options. There have been no further Allied Gold Limited options issued since balance date.

SCHEDULE OF MINING TENEMENTS

Mining Tenements currently held by the Group are:

The Simberi Mining Joint Venture owns ML136 covering the eastern portion of Simberi Island, the northern most island of the Tabar group, off New Ireland, Papua New Guinea. The Tabar Exploration Joint Venture owns EL609 which covers all of Tatau and Tabar Islands, as well as the ground on Simberi Island not covered by ML136.

The Gold Ridge Project consists of a Mining Lease granted 12 March 1997 (No 1/1997) that covers an area of 30km^2 and a special prospecting licence (SPL194) that covers an area of 130km^2. The grant of SPL194 does not fully crystallise until the Mining Group enters into an 'access rights agreement' with the landowners of the land subject of SPL194 pursuant to the Mines and Minerals Act (SI) 1996. That agreement is in an advanced state of negotiations and is expected to be finalised in 2011.

ENVIRONMENTAL REGULATIONS

In the course of its normal mining and exploration activities the Group adheres to environmental regulations imposed upon it by the various regulatory authorities, particularly those regulations relating to ground disturbance and the protection of rare and endangered flora and fauna. The Group has complied with all material environmental requirements up to the date of this report.

INSURANCE OF DIRECTORS AND OFFICERS

During the year, the Company has paid an insurance premium in respect of a contract indemnifying the Company's directors and officers. This contract prohibits disclosure of the nature of the liability and the amount of the premium.

PROCEEDINGS ON BEHALF OF THE COMPANY

No person has applied for leave of Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings

The Company was not a party to any such proceedings during the year.

OTHER INFORMATION

The registered office of the Company is Unit B9, 431 Roberts Road, Subiaco, Western Australia, 6008. The Company's corporate office is based at Building 23, 2404 Logan Road, Eight Mile Plains, Queensland, 4113.

REMUNERATION REPORT - audited

The Remuneration report is set out under the following main headings:

A. Principles used to determine the nature and amount of remuneration.
B. Details of remuneration
C. Service Agreements
D. Share-based compensation
E. Additional Information.

The information provided in this Remuneration report has been audited as required by section 308(3C) of the *Corporations Act 2001*.

A. Principles used to determine the nature and amount of remuneration

The objective of the Group's remuneration framework is to attract and retain executives of sufficient calibre to facilitate the efficient and effective management of the Group's operations and to ensure that executive remuneration is competitive and appropriate for the results delivered. The Board reviews the remuneration packages of all directors and executive officers on an annual basis and makes recommendations regarding the structure and value of those packages.

Remuneration packages are reviewed with due regard to competitiveness, performance, alignment with shareholders' interests, capital management and other relevant factors. The remuneration framework provides a mix of fixed and at risk compensation.

The remuneration framework is aligned to shareholders' interests through:

- incentive payments, having as a core component growth in shareholder wealth, through growth in share price;
- incentive payments focusing on the production of gold, a key non-financial driver of economic profit; and
- attracting and retaining high calibre executives.

The Board has established a Remuneration and Nomination Committee which provides advice on remuneration and incentive policies and practices and specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

The executive directors are not present for any discussions relating to determination of their own remuneration.

Non-executive directors
Fees payable to non-executive directors reflect the demands which are made on, and the responsibilities of, the individual director. Non-executive directors' fees and payments are reviewed annually by the Board. During the period one non-executive director received share options in accordance with a resolution approved by shareholders at the company's Annual General Meeting held on 11 November 2009.

The current base remuneration for non-executive directors of $80,000 per annum was last reviewed with effect from 1 January 2010. Directors receive an additional $10,000 per annum for each Board sub-committee on which they serve as Chairman. Other directors serving on Board sub-committees receive an additional $5,000 per annum for each sub-committee to which they are appointed. Current sub-committees of the Board are the Audit, Risk and Compliance Committee and the Remuneration and Nominations Committee.

Non-executive directors' fees are determined within an aggregate directors' fee pool limit. The fee pool limit for the current year of $500,000 was approved by shareholders at the Annual General Meeting on 28 November 2008. On 30 June 2011 the fee pool limited was superseded by the constitution of the new holding company of the Group, Allied Gold PLC. The new pool limit allows for aggregate fees of GBP£2 million.

Executive pay
Executives are offered a competitive base pay that consists of fixed components plus incentive payments that are payable at the Board's discretion. Base pay for senior executives is reviewed annually to ensure each executive's pay is competitive with the market.

The executive remuneration framework has three components:

- base pay and benefits, including superannuation;
- short term cash based incentives available to nominated executives based on KPIs and by board discretion; and
- long term incentives through participation in the Employee Option Plan.

Base pay
Total base pay, including superannuation, can be structured as a total employment package which may be delivered as a combination of cash and prescribed non-financial benefits at the individual executive's discretion.

Base pay for executives is reviewed annually to ensure market competitiveness or any change in the executive's role and responsibilities.

There are no guaranteed base pay increases included in any executive remuneration contracts.

Employee Option Plan
The Allied Gold Limited employee option plan was re-approved by shareholders at the Annual General Meeting on 28 November 2008. The plan is designed to provide long term incentives for senior employees to deliver long term shareholder returns.

On 30 June 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC, a company incorporated in the United Kingdom, became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at 30 June 2011 were exchanged on a six for one basis for Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment of the ("Official List") London Stock Exchange PLC ("LSE") and commenced trading on the LSE's main market for listed securities ("Main Market") on 30 June 2011.

Given the implementation of the new corporate structure occurred on the balance date, all shares and options holdings have been transferred to Allied Gold PLC. All disclosures of shares and options in the report reflect this change.

B. Details of Remuneration

The key management personnel of the Allied Gold Limited Group are the directors of Allied Gold Limited (refer pages 1 and 2 of this report) and those executives that report directly to the Managing Director as follows:

- Mr Drew Anwyll, *General Manager, Gold Ridge Operations (resigned 30 June 2011)*
- Mr Phil Davies, *Group Exploration Manager*
- Mr Peter DuPlessis, *General Manager, Simberi Operations*
- Mr Ross Hastings, *General Manager Resource Development*
- Mr Stephen Kelly, *Chief Financial Officer*[1]
- Mr Peter Torre, *Company Secretary*
- Mr Peter Williams, *Group General Manager, Operations (appointed April 2011, resigned 18 August 2011)*

Details of the remuneration of directors and the key management personnel of Allied Gold Limited and the Allied Gold Limited Group are set out in the following tables.

[1]Mr Kelly was an employee in the prior period but did not meet the definition of key management personnel. Mr Kelly was appointed to the position of Chief Financial Officer on 30 June 2011.

Key management personnel of the Group and other executives of the Company and the Group – year ended 30 June 2011

	Short-term			Long-term				
Name	**Cash salary and fees[7] $**	**STI cash bonus $**	**Total $**	**Post employment benefits $**	**Share based payments - options $**	**Total $**	**Proportion of remuneration performance related %**	**Value of options as a proportion of remuneration %**
Non-executive directors								
S Harvey	90,833	-	90,833	-	48,660	139,493	35%	35%
M House	94,167	-	94,167	-	-	94,167	-	-
A Lowrie	85,833	-	85,833	-	-	85,833	-	-
G Steemson	90,000	-	90,000	-	-	90,000	-	-
Sub-total non–executive directors	**360,833**	**-**	**360,833**	**-**	**48,660**	**409,493**		
Executive directors								
M Caruso[2,3]	796,145	200,000	996,145	51,750	(835,000)[8]	212,895	n/a	n/a
F Terranova[1,2,3]	385,000	250,000	635,000	57,150	(417,500)[8]	274,650	n/a	n/a
Other key management personnel								
D Anwyl[1,2,4]	320,000	-	320,000	24,000	-	344,000	-	-
P Davies[2]	219,893	-	219,893	19,790	-	239,683	-	-
P DuPlessis[1,2]	304,856	44,000	348,856	31,397	-	380,253	12%	-
R Hastings[1,2]	300,000	100,000	400,000	36,000	-	436,000	23%	-
S Kelly[1,2,5]	183,486	100,000	283,486	25,514	-	309,000	32%	-
P Torre[2]	220,000	-	220,000	-	-	220,000	-	-
P Williams[2,6]	71,794	-	71,794	6,461	-	78,255	-	-
Sub-total executive directors and key management personnel	**2,801,174**	**694,000**	**3,495,174**	**252,062**	**(1,252,500)**	**2,494,736**		
Total directors and key management personnel	**3,162,007**	**694,000**	**3,856,007**	**252,062**	**(1,203,840)**	**2,904,229**		

[1] Denotes one of the five highest paid executives of the Group, as required to be disclosed under the Corporations Act 2001.
[2] Denotes an executive of the Company, as required to be disclosed under the Corporations Act 2001.
[3] On 30 June 2011, Mr Terranova was appointed Managing Director and CEO, whilst founding Chairman, Mr Caruso, moved to a non-executive position.
[4] Mr Anwyl resigned 30 June 2011. Mr Darren Gibcus was appointed General Manager, Gold Ridge Operations on 11 July 2011 but is not included in this report as his appointment was subsequent to year-end.
[5] Mr Kelly was an employee in the prior period but did not meet the definition of key management personnel. Mr Kelly was appointed to the position of Chief Financial Officer on 30 June 2011. Mr Kelly's remuneration is shown for the full year.
[6] Mr Williams was appointed Group General Manager, Operations, in April 2011 and resigned 18 August 2011.
[7] Salaries, fees and benefits includes gross salary and fees, fringe benefits, allowances and leave entitlements. The Company has also paid insurance premiums in respect of Directors' and Officers' Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.
[8] During the period, 5,000,000 options held by Mr Caruso and 2,500,000 options held by Mr Terranova lapsed due to failure to satisfy the vesting condition. The value of these options was shown as remuneration in the prior year and has been reversed in the current period as no benefit was obtained by the employees.

Key management personnel of the Group and other executives of the Company and the Group – year ended 30 June 2010

Name	Short-term				Long-term				
	Cash salary and fees[3] $	Prior year salary and fees adjustment[4] $	STI cash bonus $	Total $	Post employment benefits $	Share based payments - options $	Total $	Proportion of remuneration performance related %	Value of options as a proportion of remuneration %
Non-executive directors									
S Harvey	28,333	-	-	28,333	-	-	28,333	-	-
M House	87,500	-	-	87,500	-	270,000	357,500	76%	76%
A Lowrie	81,667	-	-	81,667	-	-	81,667	-	-
G Steemson	127,500	-	-	127,500	-	-	127,500	-	-
Sub-total non–executive directors	**325,000**	**-**	**-**	**325,000**	**-**	**270,000**	**595,000**		
Executive directors									
M Caruso[1,2]	575,000	106,250	225,000	906,250	61,313	4,397,500	5,365,063	86%	82%
F Terranova[1,2]	385,000	83,117	-	468,117	42,131	2,198,750	2,708,998	81%	81%
Other key management personnel									
D Anwyll[2]	64,266	-	-	64,266	4,820	-	69,086	-	-
P Davies[1,2]	218,000	-	-	218,000	19,260	30,870	268,130	12%	12%
P DuPlessis[1,2]	250,000	-	-	250,000	22,500	-	272,500	-	-
R Hastings[1,2]	280,000	-	-	280,000	25,200	88,200	393,400	22%	22%
P Torre[2]	105,000	-	-	105,000	-	44,100	149,100	30%	30%
Sub-total executive directors and key management personnel	**1,877,266**	**189,367**	**225,000**	**2,291,633**	**175,224**	**6,759,420**	**9,226,277**		
Total directors and key management personnel	**2,202,266**	**189,367**	**225,000**	**2,616,633**	**175,224**	**7,029,420**	**9,821,277**		

[1] Denotes one of the five highest paid executives of the Group, as required to be disclosed under the Corporations Act 2001.
[2] Denotes an executive of the Company, as required to be disclosed under the Corporations Act 2001.
[3] Salaries, fees and benefits includes gross salary and fees, fringe benefits, professional memberships and subscriptions, allowances and leave entitlements. The Company has also paid insurance premiums in respect of Directors' and Officers' Liability Insurance which is not reflected in the above table as there is no appropriate basis for allocation.
[4] In the current period the base salaries of Mr Caruso and Mr Terranova were adjusted to align with market benchmarks. The adjusted salaries were effective from 1 October 2008. The adjustment amount in the above table represents amounts accrued and paid in the current period for services rendered in the prior period.

C. Service Agreements

On appointment to the Board, all non-executive directors enter into a service agreement with the relevant group company, in the form of a letter of appointment. The letter summarises the Board policies and terms, including compensation, relevant to the office of director.

Remuneration and other terms of employment for the Chairman, Managing Director, Chief Financial Officer and other key management personnel are also formalised in contracts of employment. Some of these agreements provide for the provision of performance related bonuses as well as participation in the Employee Share Option Scheme. Other major provisions of the agreements relating to remuneration are set out below.

All contracts with executives may be terminated by either party giving relevant notice.

MV Caruso, Chairman (formally Executive Chairman)[1]

- No fixed term.
- During the current period, base remuneration of $575,000 per annum exclusive of superannuation. From 1 July 2011, Mr Caruso will not be paid a salary but will be paid a Director's fee of $250,000 per annum as a non-executive Director and an additional $200,000 (per annum) during transition.

S Harvey, Non-executive Director

- No fixed term.
- Director's fees determined based on schedule of fees approved by Remuneration and Nomination Committee. The current schedule of fees is presented in Section A of this Remuneration report.

M House, Non-executive Director

- No fixed term.
- Director's fees determined based on schedule of fees approved by Remuneration and Nomination Committee. The current schedule of fees is presented in Section A of this Remuneration report.

A Lowrie, Non-executive Director

- No fixed term.
- Director's fees determined based on schedule of fees approved by Remuneration and Nomination Committee. The current schedule of fees is presented in Section A of this Remuneration report.

G Steemson, Non-executive Director (resigned 16 August 2011)

- No fixed term.
- Director's fees determined based on schedule of fees approved by Remuneration and Nomination Committee. The current schedule of fees is presented in Section A of this Remuneration report.

P Torre, Company Secretary

- Three year term commencing 6 October 2008.
- Total fixed remuneration of $120,000 per annum effective 1 December 2009. During the year ended 30 June 2010 Mr Torre received additional fees of $100,000 for work performed in relation to the Group's listing on the main board of the London Stock Exchange.
- Three months notice of termination by Company. In the event that appointment is terminated by the Company, entitled to the lesser of three month's base remuneration or balance of contract term.
- Three months notice of termination by Executive. In the event that appointment is terminated by Executive, entitled to three month's base remuneration plus any amount payable in lieu of notice.

[1] On 30 June 2011, Mr Terranova was appointed Managing Director and CEO, whilst founding Chairman, Mr Caruso, moved to a non-executive position.

F Terranova, Managing Director (formally Chief Financial Officer)[1]

- No fixed term.
- Total fixed remuneration of $626,750, inclusive of superannuation effective 1 July 2011.
- Entitled to an annual bonus not exceeding 30% of base payments dependent on achievement of specific objectives as determined by the Chairman (formally Executive Chairman).
- Eight weeks notice of termination. On termination by the Company entitled to termination pay of twelve months total fixed remuneration.

D Anwyll, General Manager, Gold Ridge Operation (resigned 30 June 2011)

- No fixed term.
- Base annual salary $320,000 exclusive of superannuation effective 19 May 2010.
- One month's notice of termination. In the event the company terminates the employment, payment of three month's salary will be paid.
- Entitled to twelve month's base salary for termination without cause within the first six months of employment plus payment in lieu of notice where applicable.
- Entitled to six month's base salary for termination without cause after six months but less than eighteen months of employment, plus payment in lieu of notice where applicable.
- Entitled to six month's base salary on termination for redundancy, plus payment in lieu of notice where applicable.
- Entitled to an annual bonus not exceeding 30% of base salary payable after one year from commencement, dependent on achievement of agreed KPIs including but not limited to cash costs and ounces of gold produced.
- Entitled to an annual bonus not exceeding 50% of base salary payable annually after two years from commencement, dependent on achievement of agreed KPIs including but not limited to cash costs and ounces of gold produced.

P Davies, Group Exploration Manager

- No fixed term.
- Base annual salary $265,000 exclusive of 9% superannuation, effective 1 July 2011.
- No bonus clause.
- One month's notice of termination.

P DuPlessis, General Manager Simberi Operation

- No fixed term.
- Base salary, exclusive of superannuation, was $300,000 per annum, effective 18 April 2011.
- Entitled to a performance bonus of $22,000 gross based upon the satisfaction of achieving quarterly key performance indicators ("KPI's"). The KPI's are as follows:
  (a) Average cost of gold per ounce sold for the Quarter is AUD $600 or less, as calculated by the Chief Financial Officer
  (b) The total gold shipped per quarter is a minimum of 21,000 ounces.
  While specific KPIs were not achieved during the period, a discretionary bonus of $44,000 was approved by the Board and paid during the year.
- In the event the company terminates the employment, payment of three month's salary will be paid.

R Hastings, General Manager Resource Development

- No fixed term.
- Total fixed remuneration of $300,000 exclusive of superannuation effective 1 January 2010.
- Entitled to four week's pay on termination by the company or by the executive.
- On redundancy entitled to termination pay of twelve months total fixed remuneration.

[1] On 30 June 2011, Mr Terranova was appointed Managing Director and CEO, whilst founding Chairman, Mr Caruso, moved to a non-executive position.

S Kelly, Chief Financial Officer (appointed 30 June 2011, formally Group Finance Manager)

- No fixed term.
- Total fixed remuneration of $335,000 exclusive of superannuation effective 1 July 2011.
- One month's notice of termination.
- Entitled to twelve months total annual base salary (plus 9% superannuation thereon) for termination without cause if the termination occurs on or before 30 June 2012.
- Entitled to nine months total annual base salary (plus 9% superannuation thereon) for termination without cause if the termination occurs after 30 June 2012 and on or before 30 June 2013.
- Entitled to six months total annual base salary (plus 9% superannuation thereon) for termination without cause if the termination occurs after 30 June 2013.
- Entitled to an annual bonus not exceeding 30% of base salary payable after one year from commencement, dependent on achievement of agreed KPIs.
- Eligible to participate in Long Term Incentive scheme.

P Williams, Group General Manager, Operations (appointed April 2011, resigned 18 August 2011)

- No fixed term.
- Total fixed remuneration of $350,000 exclusive of superannuation effective 11 April 2011.
- One month's notice of termination.
- Entitled to an annual bonus not exceeding 30% of base salary payable after one year from commencement, dependent on achievement of agreed KPIs.
- Eligible to participate in Long Term Incentive scheme.

D. Share Based Compensation

Options

Options were granted under the Allied Gold Employee Option Plan which was re-approved by shareholders at the 2008 Annual General Meeting. All full time employees, part time employees and consultants to the Group were eligible to participate in the plan at the absolute discretion of the Board.

As part of the Option Scheme of Arrangement implemented on 30 June 2011, all outstanding Allied Gold Limited options were transferred to Allied Gold PLC options, the new holding company of the Allied Gold group. Each option is convertible into one ordinary share in Allied Gold PLC when exercised. Allied Gold limited no longer has any options on issue.

The options carry no dividend or voting rights.

No ordinary shares were issued pursuant to the exercise of options by any director in the year ended 30 June 2011.

Details of options over ordinary shares in Allied Gold Limited (transferred to options over the shares of Allied Gold PLC) as provided as remuneration to each director of Allied Gold Limited and each of the key management personnel of the Group are set out below. Further information on the options is set out in note 27 to the financial statements.

Name	Options granted Number	Date	% vested in year	% forfeited / lapsed in year	Financial years in which grant vests
Non-executive directors					
S Harvey	1,000,000	20 June 2011	100%	-	30 June 2011
	500,000	20 June 2011	-	-	30 June 2012
M House	1,000,000	11 November 2009	-	-	30 June 2010
	500,000	11 November 2009	-	-	30 June 2012
A Lowrie	1,500,000	5 December 2008	-	-	30 June 2009
	500,000	5 December 2008	-	-	30 June 2012
G Steemson	1,500,000	5 December 2008	-	-	30 June 2009
	500,000	5 December 2008	-	-	30 June 2012
Executive directors					
M Caruso	3,400,000	28 April 2008	-	-	30 June 2010
	11,000,000	5 December 2008	-	-	30 June 2009
	3,000,000	5 December 2008	-	-	30 June 2012
	20,000,000	11 November 2009	-	-	30 June 2010
	5,000,000	11 November 2009	-	100%	30 June 2011
F Terranova	5,000,000	1 December 2008	-	-	30 June 2009
	1,250,000	1 December 2008	-	-	30 June 2012
	10,000,000	11 November 2009	-	-	30 June 2010
	2,500,000	11 November 2009	-	100%	30 June 2011
Other key management personnel					
P Davies	700,000	29 December 2008	-	-	30-June-2010
	300,000	29 December 2008	-	-	30-June-2012
	175,000	22 December 2009	-	-	30-June-2010
P DuPlessis	700,000	29 December 2008	-	-	30-June-2009
	300,000	29 December 2008	-	-	30-June-2012
R Hastings	2,750,000	1 December 2008	-	-	30-June-2009
	1,000,000	1 December 2008	-	-	30-June-2012
	500,000	22 December 2009	-	-	30-June-2010
S Kelly	600,000	1 December 2008	-	-	30-June-2009
	250,000	1 December 2008	-	-	30-June-2012
	250,000	22 December 2009	-	-	30-June-2010
P Torre	1,500,000	1 December 2008	-	-	30-June-2009
	500,000	1 December 2008	-	-	30-June-2012
	250,000	22 December 2009	-	-	30-June-2010

The percentage forfeited in the above table represents the reduction from the maximum number of options available to vest due to performance criteria not being achieved.

The movement during the reporting period, by value, of options over ordinary shares in the Company held by each key management personnel and other executives of the Company and the Group is detailed below:

Name	Value options granted during the year[(A)] $	Value of options exercised in the year[(B)] $	Value of options lapsed in year[(C) (D)] $
Non-executive directors			
S Harvey	48,660	-	-
Executive directors			
M Caruso	-	-	835,000
F Terranova	-	-	417,500

(A) The assessed fair value at grant date of options to the individuals is included in the remuneration tables set out in the remuneration tables in Section B of this Remuneration report. Fair values at grant date are independently determined using the binomial option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The fair value of all options yet to vest was expensed at the grant date.

(B) During the period none of the named executives or key management personnel exercised any options.

(C) Options lapsed during the period due to the failure to achieve production conditions (non-market). As the options did not vest, the value represents the original benefit previously recognised in relation to these options.

(D) On 30 June 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at 30 June 2011 were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment of the ("Official List") of the London Stock Exchange PLC ("LSE") and commenced trading the LSE's main market for listed securities ("Main Market") on 30 June 2011.

Where options are subject to vesting conditions, no options will vest if the conditions are not satisfied, hence the minimum value of the option yet to vest is nil. The fair value of all options yet to vest was expensed at the grant date. The assessed fair value at grant date of options to the individuals is included in the remuneration tables set out in Section B of this Remuneration report. Fair values at grant date are independently determined using the binomial option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The model inputs for the options granted during the year ended 30 June 2011 included:

Non-executive Director Options issued 6 June 2011

During the June quarter, 1,500,000 unlisted options were issued to Mr Harvey having received shareholder approval at the Extraordinary General Meeting on 6 June 2011.

	No vesting conditions	Vesting condition[1]
Fair value at grant date	A$0.04424	A$0.00884
Exercise price	$0.50	$0.50
Grant date	06/06/2011	06/06/2011
Expiry date	31/12/2011	31/12/2011
Share price at grant date	$0.505	$0.505
Expected price volatility of shares	25%	25%
Expected dividend yield	0%	0%
Risk free interest rate	4.8%	4.8%
Probability discount applied in relation to vesting conditions	0%	80%
Number of options	1,000,000	500,000

[1] At the time of issue the vesting condition was that, options may not vest until the ordinary share price of Allied Gold Limited's shares is greater than $0.70 on five consecutive days after the date of grant. Under the option scheme approved by shareholders on 6 June 2011 the options will not vest until the ordinary share price of Allied Gold PLC's shares is greater than £2.56 on five consecutive days after the date of grant.

The basis for valuation is as per the grant date.

E. Additional information

The table below presents information that summarises the financial performance of the Group over the most recent four year period:

	2011	2010	2009	2008
Revenue	$84 m	$68m	$77m	$23m
Net profit/(loss) after tax	$6.6m	$10.3m	($7.1)m	($9.5)m
Share price at year end	n/a	$0.37	$0.41	$0.59
Number of shares on issue at year end	1,199m	1,040m	473m	377m

As the Group has only recently transitioned into gold production and is continuing the process of establishing a stable operating base, it is considered impractical to provide a meaningful measure of historical Group's financial performance in relation to executive remuneration.

It is intended that as the Group's operations stabilise that a more structured performance measurement and reward framework for key management personnel will be designed and implemented in consultation with the Remuneration and Nomination Committee. It is anticipated that such a framework will include the establishment of key performance indicators that align executive remuneration with Group performance and shareholder returns.

During the current year, key management personnel whose contract provides for a cash bonus, were not paid a bonus in relation to specified performance criteria. The Board instead exercised its discretion to award bonuses for the completion of projects or achievement of milestones. During the current period the following bonuses were awarded:

Key Management Personnel	2011 $	2010 $
M Caruso	200,000	225,000
F Terranova	250,000	-
P DuPlessis	44,000	-
R Hastings	100,000	-
S Kelly	100,000	-

End of audited remuneration report.

NON-AUDIT SERVICES

The Board of Directors is satisfied that the provision of non-audit services during the year is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the services disclosed below did not compromise the external auditor's independence for the following reasons:

- all non-audit services are reviewed and approved by the Board of Directors prior to commencement to ensure they do not adversely affect the integrity of the auditor; and

- the nature of the services provided do not compromise the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

The following fees for non–audit services were paid/payable to the external auditors during the year ended 30 June 2011:

	2011 $	2010 $
Other assurance services (BDO Audit (WA) Pty Ltd)	-	91,600
Other non-assurance services (BDO Corporate Finance (WA) Pty Ltd)	278	62,762
Other non-assurance services (BDO LLP)	418,021	-
	418,299	154,362

AUDITOR'S INDEPENDENCE DECLARATION

The auditor's Independence Declaration as required under section 307C of the Corporations Act 2001 on page 77 forms part of the Directors' report for the year ended 30 June 2011.

Signed in accordance with a resolution of the Directors.

Frank Terranova
Managing Director

Dated at Brisbane this 29th day of September 2011.

	Note	Group 2011 $	Group 2010 $
Continuing operations			
Revenue	6	84,391,962	67,555,369
Cost of sales	7	(68,838,369)	(70,289,540)
Gross profit / (loss)		15,553,593	(2,734,171)
Losses on derivatives		-	(176,084)
Corporate expenses		(13,494,850)	(14,773,680)
Share based remuneration		1,203,840	(6,828,559)
Impairment of available for sale assets		-	(7,740)
Gain on acquisition of subsidiary	31	-	36,666,786
Foreign exchange gain		181,355	987,640
Other expenses		(160,145)	-
Other income	6	5,420,303	3,090,745
Financial expenses	8	(2,096,967)	(5,996,122)
Profit before tax		6,607,129	10,228,815
Income tax benefit / (expense)	9	-	-
Profit after tax attributable to owners of Allied Gold Limited		6,607,129	10,228,815
Other comprehensive income			
Foreign currency translation differences		-	6,072,425
Foreign currency translation differences – transferred to profit or loss on disposal of foreign subsidiary		(10,921)	-
Effective portion of changes in fair value of cash flow hedges, net of tax		(284,342)	(6,479,724)
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax		5,437,338	10,745,465
Net change in fair value for available for sale financial assets, net of tax		(314,004)	1,373,921
Net change in fair value of available for sale financial assets transferred to profit, net of tax		-	(1,006,313)
Total other comprehensive income		4,828,071	10,705,774
Total comprehensive income for the year attributable to the owners of Allied Gold Limited		11,435,200	20,934,589
		Cents	**Cents**
Profit per share for loss attributable to the ordinary equity holders of Allied Gold Limited			
Basic earnings per share	24	0.61	1.31
Diluted earnings per share	24	0.60	1.31

The statement of comprehensive income is to be read in conjunction with the notes to the financial statements.

	Note	Group 2011 $	Group 2010 $
CURRENT ASSETS			
Cash and cash equivalents	29	78,101,134	85,525,391
Trade and other receivables	10	1,455,893	4,160,718
Inventories	11	50,691,719	11,795,370
Other assets	12	3,230,192	3,066,675
Total Current Assets		133,478,938	104,548,154
NON-CURRENT ASSETS			
Available for sale financial assets	13	210,227	524,230
Property, plant and equipment	14	429,929,454	302,874,641
Intangible assets	15	1,009,913	-
Exploration and evaluation expenditure	16	33,529,945	23,711,261
Total Non-Current Assets		464,679,539	327,110,132
Total Assets		598,158,477	431,658,286
CURRENT LIABILITIES			
Trade and other payables	18	50,952,898	44,032,012
Borrowings	19	43,045,315	4,481,970
Derivative financial instruments	20	284,342	-
Provisions	21	1,496,092	1,008,116
Total Current Liabilities		95,778,647	49,522,098
NON-CURRENT LIABILITIES			
Borrowings	19	11,508,585	1,755,820
Provisions	21	19,929,508	9,315,217
Total Non-Current Liabilities		31,438,093	11,071,037
Total Liabilities		127,216,740	60,593,135
NET ASSETS		**470,941,737**	**371,065,151**
EQUITY			
Contributed equity	22	459,170,409	369,525,183
Reserves	23	20,723,653	17,099,422
Accumulated losses		(8,952,325)	(15,559,454)
TOTAL EQUITY		**470,941,737**	**371,065,151**

The statement of financial position is to be read in conjunction with the notes to the financial statements.

Group	Issued capital $	Accumulated losses $	Share-based payments reserve $	Foreign exchange translation reserve $	Available for sale investments revaluation reserve $	Cash flow hedging reserve $	Total $
Balance at 1 July 2009	173,098,363	(25,788,269)	9,776,417	(644,628)	136,389	(9,703,079)	146,875,193
Total comprehensive income for the period							
Profit after tax	-	10,228,815	-	-	-	-	10,228,815
Other comprehensive income							
Foreign currency translation differences	-	-	-	6,072,415	-	-	6,072,415
Effective portion of changes in fair value of cash flow hedges, net of tax	-	-	-	-	-	(6,479,724)	(6,479,724)
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax	-	-	-	-	-	10,745,465	10,745,465
Net change in fair value for available for sale financial assets, net of tax	-	-	-	-	1,373,921	-	1,373,921
Net change in fair value of available for sale financial assets transferred to profit, net of tax	-	-	-	-	(1,006,313)	-	(1,006,313)
Total comprehensive income for the period	-	10,228,815	-	6,072,415	367,608	4,265,741	20,934,579
Transactions with owners of the Company, recognised directly in equity							
Contributions by and distributions to owners							
Issue of ordinary shares, net of transaction costs	149,452,106	-	-	-	-	-	149,452,106
Issue of ordinary shares related to business combination	46,817,214	-	-	-	-	-	46,817,214
Share based payments	-	-	6,828,559	-	-	-	6,828,559
Share options exercised	157,500	-	-	-	-	-	157,500
Total contributions by and distributions to owners of the Company	196,426,820	-	6,828,559	-	-	-	203,255,379
Balance at 30 June 2010	369,525,183	(15,559,454)	16,604,976	5,427,787	503,997	(5,437,338)	371,065,151

Group	Issued capital $	Accumulated losses $	Share-based payments reserve $	Foreign exchange translation reserve $	Available for sale investments revaluation reserve $	Cash flow hedging reserve $	Total $
Balance at 1 July 2010	**369,525,183**	**(15,559,454)**	**16,604,976**	**5,427,787**	**503,997**	**(5,437,338)**	**371,065,151**
Total comprehensive income for the period							
Profit after tax	-	6,607,129	-	-	-	-	6,607,129
Other comprehensive income							
Foreign currency translation differences – transferred to profit and loss on disposal of foreign subsidiary	-	-	-	(10,921)	-	-	(10,921)
Effective portion of changes in fair value of cash flow hedges, net of tax	-	-	-	-	-	(284,342)	(284,342)
Net change in fair value of cash flow hedges transferred to profit or loss, net of tax	-	-	-	-	-	5,437,338	5,437,338
Net change in fair value for available for sale financial assets, net of tax	-	-	-	-	(314,004)	-	(314,004)
Total comprehensive income for the period	**-**	**6,607,129**	**-**	**(10,921)**	**(314,004)**	**5,152,996**	**11,435,200**
Transactions with owners of the Company, recognised directly in equity							
Contributions by and distributions to owners							
Issue of ordinary shares, net of transaction costs	88,987,154	-	-	-	-	-	88,987,154
Share based payments	-	-	(1,203,840)	-	-	-	(1,203,840)
Share options exercised	658,072	-	-	-	-	-	658,072
Total contributions by and distributions to owners of the Company	**89,645,226**	**-**	**(1,203,840)**	**-**	**-**	**-**	**88,441,386**
Balance at 30 June 2011	**459,170,409**	**(8,952,325)**	**15,401,136**	**5,416,866**	**189,993**	**(284,342)**	**470,941,737**

The statement of changes in equity is to be read in conjunction with the notes to the financial statements.

	Note	Group 2011 $	Group 2010 $
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		91,483,911	67,593,909
Payments to suppliers & employees		(68,414,769)	(70,897,182)
Payments for settlement of derivatives		-	(17,826,546)
Interest received		1,225,404	1,590,685
Interest paid		(3,092,024)	(970,264)
Net cash generated by / (used in) operating activities	29	**21,202,522**	**(20,509,398)**
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of equity investments		-	(15,075)
Proceeds from sale of available for sale financial assets		-	1,206,000
Purchase of plant & equipment		(148,520,597)	(52,105,472)
Development expenditure		(8,642,812)	(6,915,672)
Exploration and evaluation expenditure		(2,145,498)	(9,544,311)
Cash acquired on acquisition of subsidiary	31	-	3,573,926
Net cash used in investing activities		**(159,308,907)**	**(63,800,604)**
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from the issue of securities		93,751,187	159,545,451
Costs of raising equity capital		(4,764,034)	(9,935,846)
Proceeds from exercising options		658,072	-
Proceeds from borrowings		57,740,554	5,205,282
Finance lease payments		(6,158,337)	(5,411,333)
Repayments of borrowings		(8,667,960)	(726,497)
Net cash generated by financing activities		**132,559,482**	**148,677,057**
Net (decrease) / increase in cash and cash equivalents		**(5,546,903)**	**64,367,055**
Cash and cash equivalents at beginning of financial year		85,525,391	20,529,979
Effects of exchange rate changes on the balance of cash and cash equivalents		(1,877,354)	628,357
Cash and cash equivalents at end of financial year	29	**78,101,134**	**85,525,391**

The statement of cash flows is to be read in conjunction with the notes to the financial statements.

1. Reporting entity

Allied Gold Limited ("the Company") is a public company, incorporated and domiciled in Australia. The Company is a wholly owned subsidiary of a UK company, Allied Gold PLC. These financial statements represent the consolidated financial statements of the group consisting of Allied Gold Limited and its subsidiaries ("the Group").

The financial statements were approved by the Board of Directors on 29th September 2011.

2. Basis of preparation

(a) Statement of compliance

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards, other authorised pronouncements of the Australian Accounting Standards Board, Australian Accounting Interpretations and the *Corporations Act 2001*.

The group financial statements of Allied Gold Limited also comply with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

(b) Basis of measurement

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available for sale financial assets and derivative financial instruments.

(c) Critical accounting estimates

The preparation of the financial statements in accordance with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.

These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.

(d) Changes in accounting policy

(i) New and amended standards adopted by the Group

The following new standards and amendments to standards are mandatory for the first time for the financial year beginning 1 July 2010:

- AASB 2009-5 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project;
- AASB 2009-8 Amendments to Australian Accounting Standards Group Cash settled Share based Payment Transactions;
- AASB 2009-10 Amendments to Australian Accounting Standards Classification of Rights Issues; and
- AASB 2010-3 Amendments to Australian Accounting Standards arising from the Annual Improvements Project.

The adoption of these standards did not have any impact on the current period or any prior period and is not likely to affect future periods.

2. Basis of preparation *(continued)*

(ii) New accounting standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2011 reporting periods and have not yet been applied in the financial report. The Group's assessment of the impact of these new standards and interpretations is set out below.

- AASB 2010-6 Amendments to Australian Accounting Standards - Disclosures on Transfers of Financial Assets (effective for annual reporting periods beginning on or after 1 July 2011). Amendments made to AASB 7 Financial Instruments: Disclosures in November 2010, introduce additional disclosures in respect of risk exposures arising from transferred financial assets. The amendments are not expected to have any significant impact on the Group's disclosures. The Group intends to apply the amendment from 1 July 2011.

- IFRS 10 Consolidated Financial Statements (effective for the annual reporting periods commencing on or after 1 January 2013). IFRS 10 introduces certain changes to the consolidation principles, including the concept of de facto control and changes in relation to the special purpose entities. The Group is continuing to assess the impact of the standard. The AASB has not yet updated the Australian equivalent of IFRS 10.

- IFRS 13 Fair Value Measurement (effective for annual reporting periods commencing on or after 1 January 2013). IFRS 13 establishes a single framework for measuring fair value of financial and non-financial items recognised at fair value on the balance sheet or disclosed in the notes to the financial statements. The Group is continuing to assess the impact of the standard. The AASB has not yet updated the Australian equivalent of IFRS 13.

- IAS 1 Presentation of Financial Statements (effective for annual reporting periods commencing on or after 1 July 2013). IAS 1, amended in June 2011, introduces amendments to align the presentation items of other comprehensive income with US GAAP. The Group will apply the amended standard from 1 July 2013. When the standard is first adopted, there will be changes to the presentation of the statement of comprehensive income. However, there will be no impact on any of the amounts recognised in the financial statements.

- AASB 1054 Australian Additional Disclosures (effective for annual reporting periods beginning on or after 1 July 2011). AASB 1054, issued in May 2011, moves additional Australian specific disclosure requirements for for-profit entities from various Australian Accounting Standards into this Standard as a result of Trans-Tasman Convergence Project. AASB 1054 Australian Additional Disclosures removes the requirement to disclose each class of capital commitments contracted for at the end of the reporting period (other than commitments for the supply of inventories). When the standard is adopted for the first time for the financial year ending 30 June 2012, the financial statements will no longer include disclosures about capital and other expenditure commitments as these are no longer required by AASB 1054.

- AASB 9 Financial Instruments and AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 and AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) (effective for annual reporting periods beginning on or after 1 January 2013). AASB 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities. The standard is not applicable until 1 January 2013 but is available for early adoption. The Group is continuing to assess its full impact.

2. Basis of preparation *(continued)*

(ii) New accounting standards and interpretations not yet adopted *(continued)*

- Revised AASB 124 Related Party Disclosures and AASB 2009-12 Amendments to Australian Accounting Standards (effective for annual reporting periods beginning on or after 1 January 2011). In December 2009 the AASB issued a revised AASB 124 Related Party Disclosures. It is effective for accounting periods beginning on or after 1 January 2011 and must be applied retrospectively. The amendment clarifies and simplifies the definition of a related party. The Group will apply the amended standard from 1 July 2011. When the amendments are applied, the Group will need to disclose any transactions between its subsidiaries and its associates. However, there will be no impact on any of the amounts recognised in the financial statements.

- AASB 1053 Application of Tiers of Australian Accounting Standards and AASB 2010-2 Amendments to Australian Accounting Standards arising from Reduced Disclosure Requirements (effective from 1 July 2013). On 30 June 2010 the AASB officially introduced a revised differential reporting framework in Australia. Under this framework, a two-tier differential reporting regime applies to all entities that prepare general purpose financial statements. Allied Gold Limited is a public company and is not eligible to adopt the new Australian Accounting Standards - Reduced Disclosure Requirements. The two standards will therefore have no impact on the financial statements of the entity.

- AASB 2010-8 Amendments to Australian Accounting Standards Deferred Tax: Recovery of Underlying Assets (effective from 1 January 2012). In December 2010, the AASB amended AASB 112 Income Taxes to provide a practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model. AASB 112 requires the measurement of deferred tax assets and liabilities to reflect the tax consequences that would follow from the way management expects to recover or settle the carrying amount of the relevant assets or liabilities that is through use or through sale. The amendment introduces a rebuttable presumption that investment property which is measured at fair value is recovered entirely by sale. The amendment is not expected to have any significant impact on the Group's financial statements. The Group intends to apply the amendment from 1 July 2012.

3. Statement of significant accounting policies

The significant accounting policies adopted in the presentation of the financial statements are set out below. The accounting policies have been consistently applied to all periods presented in the financial statements and by all entities comprising the Group for the purposes of the Group financial statements.

(a) Basis of Consolidation

Subsidiaries
A subsidiary is any entity over which the Company has the power to govern the financial and operating policies so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible are taken into account. Subsidiaries are included in the group financial statements from the date on which control is transferred to, or acquired by the Company, until the date control ceases.

The acquisition method of accounting is used to account for business combinations by the group (refer to note 3 (aa)).

The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group. A list of subsidiaries during the year ended 30 June 2011 is presented in note 32.

Transactions eliminated on consolidation
Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

3. Statement of significant accounting policies *(continued)*

(b) Foreign currency translation

Functional and presentation currency
Items included in the financial statements of each subsidiary in the group are measured using the currency of the primary economic environment in which that entity operates ("the functional currency"). The Group financial statements are presented in Australian dollars which is Allied Gold Limited's functional and presentation currency.

Transaction and balances
Foreign currency transactions are translated into Australian dollars at exchange rates ruling at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies at balance date are translated to Australian dollars at the rate of exchange ruling on that date. Foreign exchange differences arising on translation are recognised in the statement of comprehensive income. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to Australian dollars at foreign exchange rates ruling at the dates the fair value was determined.

Group companies
The results and financial position of all the Group entities (none of which has the functional currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;
- income and expenses for each statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, a proportionate share of such exchange differences is reclassified to profit or loss, as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entities and translated at the closing rate.

(c) Revenue

Sales are recognised as revenue only when there has been a passing of title and risk to the customer, and:

- the product is in a form suitable for delivery and no further processing is required by, or on behalf of, the group;
- the quantity and grade of the product can be determined with reasonable accuracy;
- the product has been dispatched to the customer and is no longer under the physical control of the group (or property in the product has earlier passed to the customer);
- the selling price can be measured reliably;
- it is probable that the economic benefits associated with the transaction will flow to the group; and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Sales revenue represents the gross proceeds receivable from the customer.

3. Statement of significant accounting policies *(continued)*

(d) Financing income

Financing income represents interest income which is recognised in the statement of comprehensive income as it accrues, using the effective interest method.

(e) Financing costs

Financing costs are calculated using the effective interest method and include interest, amortisation of discounts or premiums relating to borrowings and amortisation of ancillary costs incurred in connection with arrangement of borrowings and foreign exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs.

Financing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take a substantial period of time to get ready for their intended use or sale. Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is the amount incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate.

(f) Income Tax

Income tax on profit or loss for the year comprises current and deferred tax. Income tax is recognised in the statement of comprehensive income except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax paid or payable on the taxable income for the year, using tax rates enacted or substantially enacted at the statement of financial position date, and any adjustment to tax paid or payable in respect of previous years.

Deferred tax is provided using the statement of financial position liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, nor differences relating to investments in subsidiaries where the Company is able to control

the reversal of temporary differences and it is probable that the differences will not reverse in the foreseeable future. The amount of deferred tax provided is determined using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised. Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the group will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions or deductibility imposed by the law.

(g) Non-derivative financial assets

Non-derivative financial instruments comprise investments in equity securities, trade and other receivables and cash and cash equivalents. Management determines the classification of its financial assets at initial recognition and re-evaluates this designation at every reporting date. The classification depends on the purpose for which the financial assets were acquired or executed.

3. Statement of significant accounting policies *(continued)*

(g) Non-derivative financial assets *(continued)*

Non-derivative financial assets are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described below.

Held-to-maturity investments
If the group has the positive intent and ability to hold securities to maturity, then they are classified as held-to-maturity. Held-to-maturity investments are measured at amortised cost using the effective interest method, less any impairment losses (refer accounting policy 3(n)).

Available-for-sale financial assets
The group's investments in equity securities are classified as available-for sale financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses (refer accounting policy 3(n)), and foreign exchange gains and losses on available-for-sale monetary items, are recognised directly in equity. When an investment is de-recognised, the cumulative gain or loss in equity is transferred to profit or loss. Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of, or otherwise realise, the investment within twelve months of the reporting date.

Financial assets at fair value through profit or loss
An instrument is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Financial instruments are designated at fair value through profit or loss if the group manages such investments and makes purchase and sale decisions based on their fair value in accordance with the group's documented risk management or investment strategy. Upon initial recognition attributable transaction costs are recognised in profit or loss when incurred. Financial instruments at fair value through profit or loss are measured at fair value, and changes therein are recognised in profit or loss.

Cash and cash equivalents
Cash comprises cash on hand and demand deposits. Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash, which are subject to an insignificant risk of changes in value and have a maturity of three months or less on the date they are acquired by the group.

Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

Trade and other receivables
Trade and other receivables are measured at amortised cost using the effective interest method, less any impairment losses (refer accounting policy 3(n)).

Trade and other receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, unless their remaining contractual maturity is greater than twelve months after the reporting date in which case they are classified as non-current assets.

Derecognition of financial assets
Financial assets are derecognised when the rights to receive cash flows from the assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

(h) Inventories

Raw materials and stores, work in progress and finished goods are physically measured or estimated and valued at the lower of cost and net realisable value. Net realisable value less costs to sell is assessed annually based on the amount estimated to be obtained from sale of the item of inventory in the normal course of business, less any anticipated costs to be incurred prior to its sale.

3. Statement of significant accounting policies *(continued)*

(h) Inventories *(continued)*

Cost is determined primarily on the basis of average costs. For processed inventories, cost is derived on an absorption costing basis. Cost comprises cost of purchasing raw materials and cost of production, including attributable mining and processing overheads.

Non-current ore stockpile is ore which is not scheduled to be processed in the twelve months after the reporting date. The group believes the processing of these stockpiles will have a future economic benefit to the group and accordingly values these stockpiles at the lower of cost or net realisable value.

Inventories of consumable supplies and spare parts expected to be used in production are valued at the lower of weighted average cost, which includes the cost of purchase as well as transportation and statutory charges, or net realisable value. Any provision for obsolescence is determined by reference to specific stock items identified.

(i) Derivatives and hedging activities

Derivative instruments
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The group designates certain derivatives as either:

- Hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or
- Hedges of the cash flows of recognised assets and liabilities and highly probable forecast transactions (cash flow hedge).

At the inception of the hedging transaction, the group documents the relationship between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking various hedge transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been, and will continue to be, highly effective in offsetting changes in fair values or cash flows of hedged items.

The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is greater than twelve months; it is classified as a current asset or liability when the remaining maturity of the hedged item is less than twelve months. Trading derivatives are classified as a current asset or liability.

Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of comprehensive income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the ineffective portion is recognised in the statement of comprehensive income within other income or other expenses.

The Group did not have any fair value hedges in the period covered by these financial statements.

Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised through other comprehensive income in the hedging reserve. The gain or loss relating to any ineffective portion is recognised immediately in the statement of comprehensive income within other income or other expenses.

Amounts accumulated in equity are recognised in the statement of comprehensive income in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place).

3. Statement of significant accounting policies *(continued)*

(i) Derivatives and hedging activities *(continued)*

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to profit or loss.

Derivatives that do not qualify for hedge accounting
Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the statement of comprehensive income and are included in other income or other expenses.

(j) Exploration and evaluation expenditure

Exploration and evaluation expenditure comprises costs that are directly attributable to researching and analysing existing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; and/or compiling prefeasibility and feasibility studies. Exploration expenditure relates to the initial search for deposits with economic potential. Evaluation expenditure arises from a detailed assessment of deposits that have been identified as having economic potential.

Exploration and evaluation expenditure (including amortisation of capitalised licence costs) is charged to the statement of comprehensive income as incurred except in the following circumstances, in which case the expenditure may be capitalised:

- the exploration and evaluation activity is within an area of interest for which it is expected that the expenditure will be recouped by future exploitation or sale; or
- at the statement of financial position date, exploration and evaluation activity has not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves.

Capitalised exploration and evaluation expenditure considered to be tangible is recorded as a component of property, plant and equipment at cost less impairment charges. Otherwise, it is recorded as an intangible asset. As the asset is not available for use, it is not depreciated. All capitalised exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessment is performed for each area of interest in conjunction with the group of operating assets (representing a cash generating unit) to which the exploration is attributed. Exploration areas at which reserves have been discovered but that require major capital expenditure before production can begin are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is under way or planned. To the extent that capitalised expenditure is not expected to be recovered it is charged to the statement of comprehensive income.

Cash flows associated with exploration and evaluation expenditure (comprising both amounts expensed and amounts capitalised) are classified as investing activities in the statement of cash flows.

(k) Development expenditure

When proved reserves are determined and development is sanctioned, capitalised exploration and evaluation expenditure is reclassified as "Other Mineral Assets", and is disclosed as a component of property, plant and equipment. Development expenditure is capitalised and classified as "Other Mineral Assets". The asset is not depreciated until construction is completed and the asset is available for use.

3. Statement of significant accounting policies *(continued)*

(l) Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses (see accounting policy 3(n)). Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, an appropriate proportion of fixed and variable overheads and capitalised borrowing costs. The cost of self-constructed assets and acquired assets include (i) the initial estimate of the time of installation and during the period of use, when relevant, of the costs of dismantling and removing the items and restoring the site on which they are located, and (ii) changes in the measurement of existing liabilities recognised for these costs resulting from changes in the timing or outflow of resources required to settle the obligation or from changes in the discount rate.

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

Costs incurred on property, plant and equipment subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the group in future years. Where these costs represent separate components they are accounted for as separate assets and are separately depreciated over their useful lives.

Costs incurred on property, plant and equipment which do not meet the criteria for capitalisation are expensed as incurred.

The cost of each item of property, plant and equipment is depreciated over its expected useful life reflecting the pattern in which the assets' future economic benefits are expected to be consumed. For the majority of assets this is accomplished using the unit-of-production method based on estimated recoverable gold ounces contained in proved and probable ore reserves, although some assets are depreciated using a percentage based on time. Land is not depreciated.

Acquired mineral rights are capitalised and classified as "Other mineral assets" and depreciated from commencement of production. The group's mineral leases are of sufficient duration (or convey a legal right to renew for a sufficient duration) to enable all proven and probable reserves to be mined in accordance with current production schedules.

Depreciation of property, plant and equipment
Property, plant and equipment is depreciated over its useful life, or over the remaining mine life if shorter. Residual values and useful lives are reviewed, and adjusted if appropriate at each statement of financial position date. Changes to the estimated residual values or useful lives are accounted for prospectively.

The major categories of property, plant and equipment are depreciated on a units of use and / or a straight-line basis as follows:

Units of production basis
For mining properties and leases and certain mining equipment, the economic benefits from the asset are consumed in a pattern which is linked to the production level. Except as noted below, such assets are depreciated on a units of production basis.

In applying the units of production method, depreciation is normally calculated using the estimated recoverable gold ounces contained in proved and probable ore reserves.

3. Statement of significant accounting policies *(continued)*

(l) Property, plant and equipment *(continued)*

Straight line basis
Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the remaining mine life are depreciated on a straight line basis as follows:

Plant and equipment	3 to 8.5 years
Buildings	8.5 years
Other mineral assets	3 to 8.5 years

An assets' carrying amount is written down immediately to its recoverable amount if the assets' carrying amount is greater than its estimated recoverable amount (refer accounting policy 3(n)).

Gains and losses on disposals are determined by comparing disposal proceeds with the carrying amount of the asset at the time of disposal. Gains and losses on disposal are included in the statement of comprehensive income.

(m) Deferred mining costs

Overburden and other mine waste materials are often removed during the initial development of a mine site in order to access the mineral deposit. This activity is referred to as development stripping. The directly attributable costs (inclusive of an allocation of relevant overhead expenditure) are capitalised as development costs. Capitalisation of development stripping costs ceases, and depreciation of those capitalised costs commences, at the time that saleable materials begin to be extracted from the mine. Depreciation of capitalised development stripping costs is determined on a unit of production basis for each separate area of interest.

Removal of waste material normally continues throughout the life of a mine. This activity is referred to as production stripping and commences at the time that saleable materials begin to be extracted from the mine.

The costs of production stripping are charged to the statement of comprehensive income as operating costs when the ratio of waste material to ore extracted for an area of interest is expected to be constant throughout its estimated life. When the ratio of waste to ore is not expected to be constant, production stripping costs are accounted for as follows:

- All costs are initially charged to the statement of comprehensive income and classified as operating costs.
- When the current ratio of waste to ore is greater than the estimated life-of-mine ratio, a portion of the stripping costs (inclusive of an allocation of relevant overhead expenditure) is capitalised.
- In subsequent years when the ratio of waste to ore is less than the estimated life-of-mine ratio, a portion of capitalised stripping costs is charged to the statement of comprehensive income as operating costs.

The amount of production stripping costs capitalised or charged in a financial year is determined so that the stripping expense for the financial year reflects the estimated life-of-mine ratio. Changes to the estimated life-of-mine ratio are accounted for prospectively from the date of the change. Capitalised development stripping costs are classified as 'Property, plant and equipment' and capitalised production stripping costs are classified as 'Other mineral assets'. These assets are considered in combination with other assets of an operation for the purpose of undertaking impairment assessments.

(n) Impairment of assets

The carrying amount of the group's assets, other than inventories (see accounting policy 3(h)), and deferred tax assets (see accounting policy 3(f)), are reviewed at each statement of financial position date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated.

3. Statement of significant accounting policies *(continued)*

(n) Impairment of assets *(continued)*

For goodwill, the recoverable amount is estimated at least annually.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the statement of comprehensive income unless the asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through the statement of comprehensive income.

Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of units) and then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro-rata basis.

Calculation of recoverable amount
The recoverable amount of the group's receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted at the original effective interest rate (that is, the effective interest rate computed at initial recognition of these financial assets). Receivables with a short duration are not discounted.

Impairment of receivables is not recognised until objective evidence is available that a loss event has occurred. Receivables are individually assessed for impairment.

The recoverable amount of other assets is the greater of their fair value, less costs to sell, and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

Reversals of impairment
An impairment loss in respect of goodwill is not reversed.

An impairment loss in respect of receivables carried at amortised cost is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

Impairment losses recognised in the statement of comprehensive income on equity instruments classified as available for sale are not reversed through the statement of comprehensive income.

In respect of other assets, an impairment loss is reversed when there is an indication that the impairment may no longer exist and if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(o) Non-derivative financial liabilities

Trade and other payables
Liabilities are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the group. Trade and other payables are initially measured at fair value and subsequently at amortised cost.

3. Statement of significant accounting policies *(continued)*

(o) Non-derivative financial liabilities *(continued)*

Interest bearing borrowings
Interest bearing borrowings are recognised initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest bearing borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the statement of comprehensive income over the period of the borrowings on an effective interest rate basis.

(p) Provisions

A provision is recognised in the statement of financial position when the group has a present legal, equitable or constructive obligation as a result of a past event, and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. If the effect is material, provisions are determined by discounting the expected future cash flows at the pre-tax rate that reflects current market assessments of the time value of money, and where appropriate, the risks specific to the activity.

Restoration and rehabilitation
A provision is raised for the restoration and rehabilitation of each mine site. Restoration and rehabilitation works can include facility decommissioning and dismantling; removal or treatment of waste materials; land rehabilitation; and site restoration. The extent of the work required and the associated costs are dependent on the relevant regulatory requirements and the group's environmental policies.

A provision for restoration and rehabilitation is recognised at the time that environmental disturbance occurs. When the extent of disturbance increases over the life of the mine site, the provision is increased accordingly. The provision recognised represents management's best estimate of the present value of all the future costs required to restore and rehabilitate each mine site in connection with environmental disturbances that have occurred at the reporting date.

Restoration and rehabilitation provisions are measured as the full amount that has been estimated based on current costs required to settle present obligations, discounted using a pre-tax discount rate, reflecting current market assessments of the time value of money.

Onerous contracts
A provision for onerous contracts is recognised when the expected benefits to be derived by the group from a contract are lower than the unavoidable costs of meeting its obligations under the contract.

(q) Employee benefits

Wages, salaries and annual leave
Liabilities for employee benefits for wages, salaries and annual leave expected to be settled within 12 months of the year end represent present obligations resulting from employees' services provided to the reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the group expects to pay as at the reporting date including related on-costs.

Long-term service benefits
The provisions for employee entitlements to long service leave and other deferred employee benefits represent the present value of the estimated future cash outflows to be made by the group resulting from employees' services provided up to the reporting date and include related on-costs. In determining the liability for long service leave, consideration has been given to future increases in wage and salary rates, and the group's experience with staff departures.

Liabilities for employee entitlements which are not expected to be settled within twelve months are discounted using the rates attached to national government securities at the reporting date, which most closely match the terms of maturity of the related liabilities.

3. Statement of significant accounting policies *(continued)*

(r) Leases

Leases of property, plant and equipment where substantially all the risks and rewards of ownership are transferred to the group, as lessee, are classified as finance leases. Finance leases are capitalised at the inception of the lease at the fair value of the leased property, or if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are recorded as a liability. Each lease payment is apportioned between the liability and finance cost. The finance cost is charged to the statement of comprehensive income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated in accordance with the group's depreciation policy (refer accounting policy 3(l)).

Leases in which a significant proportion of the risks and rewards of ownership are not transferred to the group as lessee are classified as operating leases. Payments under operating leases, net of any incentives received from the lessor, are charged to the statement of comprehensive income on a straight line basis over the life of the lease.

(s) Financial guarantee contracts

Financial guarantee contracts are recognised as a financial liability at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with AASB 137 *Provisions, Contingent Liabilities and Contingent Assets* and the amount initially recognised less accumulated amortisation, where appropriate.

The fair value of the guarantee is determined as the present value of the difference in the net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

(t) Employee benefits

Where guarantees in relation to loans or other payables of subsidiaries or associates are provided for no compensation, the fair values are accounted for as contributions and recognised as part of the cost of the investment.

(u) Share based payments

The group provides benefits to its directors and employees in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

Details of plans currently in place to provide these benefits are as follows:

- the Employee Option Incentive Scheme (EOIS), which provides benefits to employees in the form of options to subscribe for shares subject to vesting periods; and
- specific incentive arrangements for directors whereby upon achievement of a particular milestone the director will become entitled to a given number of shares or options.

The cost of these equity-settled transactions with directors and employees is measured by reference to the fair value at the date at which they are granted.

3. Statement of significant accounting policies *(continued)*

(u) Share based payments *(continued)*

In valuing equity-settled transactions, no account is taken of any performance conditions. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date'). The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects (i) the extent to which the vesting period has expired and (ii) the number of awards that, in the opinion of the directors, will ultimately vest.

This opinion is formed based on the best available information at the reporting date. No expense is recognised for awards that do not ultimately vest. Where the terms of an equity-settled award are modified, as a minimum, an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any increase in the value of the transaction as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph. The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

(v) Earnings per share

The group presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of shares outstanding during the period, adjusted for bonus elements in ordinary shares issued during the year.

Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with the dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming conversion of all dilutive potential ordinary shares.

(w) Contributed equity

Ordinary shares are classified as equity. Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(x) Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Balance Sheet.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

3. Statement of significant accounting policies *(continued)*

(y) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as a committee comprising the Managing Director and the Chief Financial Officer.

(z) Dividends

A provision is made for the amount of any dividend declared, being appropriately authorised and no longer at the discretion of the entity, on or before the end of the financial year but not distributed at the statement of financial position date.

(aa) Business Combinations

The acquisition method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the group. The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary.

Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the group recognises any non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net identifiable assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the group's share of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognised directly in profit or loss as a bargain purchase.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Contingent consideration is classified either as equity or a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognised in profit or loss.

4. Critical accounting estimates and judgments

The preparation of the group financial statements requires management to make judgements and estimates and form assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported revenue and expenses during the periods presented therein. On an ongoing basis, management evaluates its judgements and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgements and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the results of which form the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions.

4. Critical accounting estimates and judgments *(continued)*

The group has identified the following critical accounting policies under which significant judgements, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Reserve estimates
Reserves are estimates of the amount of product that can be economically and legally extracted from the group's properties. In order to calculate reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies or fields to be determined by analysing geological data such as drilling samples. This process may require complex and difficult geological judgements and calculations to interpret the data.

The group is required to determine and report ore reserves under the principles incorporated in the Australasian Code for Reporting of Mineral Resources and Ore Reserves December 2004, known as the JORC Code. The JORC Code requires the use of reasonable investment assumptions to calculate reserves. For example, if current prices remain above long-term historical averages for an extended period of time, internal assumptions about future prices may involve the use of lower prices to estimate reserves under the JORC Code. Lower price assumptions generally result in lower estimates of reserves.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the group's financial results and financial position in a number of ways, including the following:

- Asset carrying values may be affected due to changes in estimated future cash flows.
- Depreciation, depletion and amortisation charged in the statement of comprehensive income may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.
- Overburden removal costs recorded on the statement of financial position or charged to the statement of comprehensive income may change due to changes in stripping ratios or the units of production basis of depreciation.
- Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.
- The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

Exploration and evaluation expenditure
The group's accounting policy for exploration and evaluation expenditure results in certain items of expenditure being capitalised for an area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves. This policy requires management to make certain estimates and assumptions as to future events and circumstances, in particular whether an economically viable extraction operation can be established. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised the expenditure under the policy, a judgement is made that recovery of the expenditure is unlikely, the relevant capitalised amount will be written off to the statement of comprehensive income.

4. Critical accounting estimates and judgments *(continued)*

Share based payments
The group issues equity settled share based payments to employees and third parties. Such payments are measured at their fair value at the date of grant. Fair value is measured using a binomial pricing model that requires the exercise of judgement in relation to variables such as expected volatilities and dividend yields based on information available at the time the fair value is measured.

Development expenditure
Development activities commence after project sanctioning by the appropriate level of management. Judgement is applied by management in determining when a project is economically viable. In exercising this judgement, management is required to make certain estimates and assumptions similar to those described above for capitalised exploration and evaluation expenditure. Any such estimates and assumptions may change as new information becomes available. If, after having commenced the development activity, a judgement is made that a development asset is impaired, the appropriate amount will be written off to the statement of comprehensive income. The carrying value of Development Expenditure is included in Other Mineral Assets - refer note 14.

Property, plant and equipment – recoverable amount
In accordance with the group's accounting policy, each asset or cash generating unit is evaluated every reporting period to determine whether there are any indications of impairment. If any such indication exists, a formal estimate of recoverable amount is performed and an impairment loss recognised to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or cash generating group of assets is measured at the higher of fair value less costs to sell and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties, and is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, and its eventual disposal. Value in use is also generally determined as the present value of the estimated future cash flows, but only those expected to arise from the continued use of the asset in its present form and its eventual disposal. Present values are determined using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flow estimates are based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), reserves, operating costs, restoration and rehabilitation costs and future capital expenditure. This policy requires management to make these estimates and assumptions which are subject to risk and uncertainty; hence there is a possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be impaired and the impairment would be charged against the statement of comprehensive income.

The carrying values of property, plant and equipment are disclosed in note 14.

Restoration and rehabilitation
The group's accounting policy requires the recognition of provisions for the restoration and rehabilitation of each site. The provision recognised represents management's best estimate of the present value of the future costs required. Significant estimates and assumptions are made in determining the amount of restoration and rehabilitation provisions. Those estimates and assumptions deal with uncertainties such as: requirements of the relevant legal and regulatory framework; the magnitude of possible contamination and the timing, extent and costs of required restoration and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided. The provision recognised for each site is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs for operating sites are recognised in the statement of financial position by adjusting both the restoration and rehabilitation asset and provision. Such changes give rise to a change in future depreciation and financial charges. The carrying value of the mine rehabilitation assets is presented in note 15 and the carrying value of the provision for rehabilitation is presented in note 21.

4. Critical accounting estimates and judgments *(continued)*

Derivative Financial Instruments
From time to time the Group may use derivative financial instruments to partially hedge its exposure to financial risks. At each reporting date, the fair value of outstanding derivative positions is measured using pricing models that require the exercise of judgement in relation to variables such as expected volatilities based on information available at the reporting date. As the underlying drivers for those judgements are constantly changing, the reported derivative financial assets and liabilities are an estimate that may materially change post balance date. The carrying value of derivatives is presented in note 20.

Taxation
The group's accounting policy for taxation requires management's judgement in assessing whether deferred tax assets and certain deferred tax liabilities are recognised in the statement of financial position. Deferred tax assets, including those arising from unrecouped tax losses, capital losses and temporary differences, are recognised only where it is considered probable that they will be recovered, which is dependent on the generation of sufficient future taxable profits. Deferred tax liabilities arising from temporary differences in investments, caused principally by retained earnings held in foreign tax jurisdictions, are recognised unless repatriation of retained earnings can be controlled and are not expected to occur in the foreseeable future.

Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management's estimates of future cash flows. These depend on estimates of future production and sales volumes, commodity prices, reserves, operating costs, restoration and rehabilitation costs, capital expenditure, dividends and other capital management transactions. Judgements are also required about the application of income tax legislation. These judgements and assumptions are subject to risk and uncertainty, hence there is a possibility that changes in circumstances will alter expectations, which may impact the amount of deferred tax assets and deferred tax liabilities recognised in the statement of financial position and the amount of other tax losses and temporary differences not yet recognised.

In such circumstances, some or all of the carrying amount of recognised deferred tax assets and liabilities may require adjustment, resulting in a corresponding credit or charge to the statement of comprehensive income. Information regarding income tax expense / (benefit) is provided in note 9 and information in relation to deferred tax balances is presented in note 17.

Business combination
During the prior period, the Group recognised a gain of $36,666,786 on the acquisition of a controlled entity. As described in note 31, this prior period gain was determined by comparing the consideration paid for the acquisition to the fair value of the net assets acquired. The determination of those fair values required management to make estimations and assumptions similar to those described above for reserve estimates, exploration and evaluation expenditures, development expenditure, property, plant and equipment, restoration and rehabilitation and taxation. Any change in any of the underlying assumptions or estimates may impact the fair value of the net assets acquired and the resultant gain on acquisition.

5. Segment reporting

(a) Description of Segments

Management has determined the operating segments based on reports reviewed by the Managing Director (formally reviewed by the Executive Chairman) and the Chief Financial Officer that are used to monitor performance and make strategic decisions. The business is considered from both a geographic and functional perspective and has identified four reportable segments.

Papua New Guinea consists of mining and processing and mineral exploration activities undertaken at the Simberi project. Solomon Islands consist of mineral exploration activities only as the project is not currently in production. The performance of the two geographic sectors is monitored separately.

The segment information presented to the Managing Director and the Chief Financial Officer does not include reporting of assets and liabilities or cash flows by segment.

5. Segment reporting (continued)

(b) Segment information provided to the Managing Director and the Chief Financial Officer.

2011	Papua New Guinea			Solomon Islands			Group		
	Mining and Processing	Mineral Exploration	Total	Mining and Processing	Mineral Exploration	Total	Mining and Processing	Mineral Exploration	Total
	$	$	$	$	$	$	$	$	$
Revenue									
Sales to external customers	84,391,962	-	84,391,962	-	-	-	84,391,962	-	84,391,962
Result									
Segment contribution	15,553,593	(7,341,248)	8,212,345	(39,292,256)	(1,225,592)	(40,517,848)	(23,738,663)	(8,566,840)	(32,305,503)
2010									
Revenue									
Sales to external customers	67,555,369	-	67,555,369	-	-	-	67,555,369	-	67,555,369
Result									
Segment contribution	(2,734,171)	(6,862,203)	(9,596,374)	(4,782,491)	(16,245)	(4,798,736)	(7,516,662)	(6,878,448)	(14,395,110)

.

5. Segment reporting (continued)

(c) Other segment information

Reconciliations of reportable segment revenues, profit or loss, assets and liabilities and other material items

	Group 2011 $	Group 2010 $
Revenues		
Total revenue for reportable segments	84,391,962	67,555,369
Group revenue	**84,391,962**	**67,555,369**

The Managing Director and the Chief Financial Officer assess the performance of the operating segments based on a measure of contribution. This measure excludes items such as the effects of equity settled share based payments, and unrealised gains / (losses) on financial instruments. Interest income and interest expense are not allocated to segments, nor are corporate expenses as these activities are centralised.

	2011	2010
Segment contribution	**(32,305,503)**	**(14,395,110)**
Capitalised expenditure	47,859,096	11,660,939
Unrealised loss on derivatives	-	(176,084)
Corporate expenses	(13,494,850)	(14,773,680)
Share based remuneration	1,203,840	(6,828,559)
Impairment of available for sale assets	-	(7,740)
Gain on acquisition of subsidiary	-	36,666,786
Foreign exchange gain	181,355	987,640
Other expenses	(160,145)	-
Other income	5,420,303	3,090,745
Financial costs	(2,096,967)	(5,996,122)
Profit from continuing operations	**6,607,129**	**10,228,815**

6. Revenue and other income

(a) Revenue

	2011	2010
Gold Income	84,247,254	67,474,314
By-products	144,708	81,055
	84,391,962	**67,555,369**

(b) Other income

	2011	2010
Net gain on disposal of property, plant and equipment	194,900	-
Net gain on disposal of investments	-	1,006,313
Gain on settlement of financial liability	4,000,000	-
Interest received	1,177,315	1,834,972
Other	48,088	249,460
	5,420,303	**3,090,745**

7. Cost of sales

	Group	
	2011 **$**	**2010** **$**
Cost of sales comprise:		
employee expenses	10,100,882	8,455,037
stores and other consumables	11,036,200	11,350,294
fuel, power and water	11,080,325	8,952,548
maintenance	8,249,501	9,298,148
other	17,104,936	15,593,304
	57,571,844	**53,649,331**
Depreciation and amortisation charges	16,188,206	13,087,125
Changes in inventories and work in progress	(6,933,617)	1,900,873
	66,826,433	68,637,329
Royalties	2,011,936	1,652,211
	68,838,369	70,289,540

8. Other expenses

Profit / (loss) before income tax includes the following specific expenses:

Operating lease rentals	1,771,014	-
Employee benefits expense	29,235,913	13,530,903
Amount capitalised	(12,347,715)	(3,388,255)
Total employee benefits expense expensed	16,888,198	10,142,648
Superannuation expense included in employee benefits expense	2,461,000	1,035,273
Depreciation and Amortisation		
Depreciation of plant and equipment	14,927,902	8,932,230
Amortisation of leased assets	4,940,685	3,063,658
Depreciation of development expenditure	4,439,835	2,354,828
Amortisation of intangible assets	97,513	-
	24,405,935	14,350,716
Amount capitalised	(7,510,511)	(1,049,791)
Total depreciation and amortisation expensed[1]	16,895,424	13,300,925

[1] Includes depreciation of corporate office plant and equipment, excluded from cost of sales.

8. Other expenses *(continued)*

	Group 2011 $	Group 2010 $
Finance expenses		
Interest and finance charges on interest bearing liabilities	1,382,506	2,278,098
Loss termination of finance lease	-	2,891,037
Unwinding of discount on provision for rehabilitation	522,436	757,759
Other	4,626,709	744,520
	6,531,651	6,671,414
Amount capitalised	(4,434,684)	(675,292)
Finance costs expensed	2,096,967	5,996,122
Finance lease contingent rentals	-	2,996,449

9. Income tax expense

(a) Numerical reconciliation of income tax expense to prima facie tax payable

	2011	2010
Profit before income tax	6,607,129	10,228,815
Prima facie tax expense at the Australian tax rate of 30% (2010: 30%)	1,982,139	3,068,645
Tax effect of amounts which are not deductible / (taxable) in calculating taxable income:		
Non-allowable items	(5,900,333)	(212,912)
Deferred tax assets not recognised	2,293,936	(2,855,733)
Movements in deferred tax not recognised	1,624,258	-
Income tax expense	-	-
Effective tax rate	-	-

(b) Current tax liabilities

	2011	2010
Movements in the provision for current income tax during the period were as follows:		
Balance at the beginning of the year	-	-
Current year's income tax (benefit) / expense on loss from ordinary activities	(1,624,258)	2,855,733
Transfer to tax losses not brought to account	1,624,258	(2,855,733)
Balance at the end of the year	-	-

10. Trade and other receivables

	Group 2011 $	Group 2010 $
Current		
Trade receivables	398,026	1,919,810
Other receivables	1,057,867	2,240,908
	1,455,893	4,160,718

All trade and other receivables are unsecured. No receivables were past due or impaired as at 30 June 2011 (2010: $nil).

The group's exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 30. Note 30 also presents information in relation to the fair value of financial instruments.

11. Inventories

	2011 $	2010 $
Current		
Raw materials and stores	28,068,304	5,370,488
Gold in circuit	19,983,899	5,450,804
Finished goods	2,639,516	974,078
	50,691,719	11,795,370

12. Other assets

	2011 $	2010 $
Current		
Prepayments	3,230,192	3,047,878
Other	-	18,797
	3,230,192	3,066,675

13. Available for sale financial assets

	2011 $	2010 $
Non-current		
Listed equity securities – at market value	210,227	524,230

Available for sale financial assets comprise investments in the ordinary issued capital of various entities. There are no fixed returns or fixed maturity dates.

During the year ended 30 June 2011 no impairment loss was recognised in relation to listed equity investments (2010: $7,740).

The fair value of financial assets and liabilities must be estimated for recognition and measurement. The fair value of the group's available for sale financial assets are determined on the basis of unadjusted quoted prices in an active market for those assets and as such fall within level 1 of the AASB7 fair value measurement hierarchy.

The group's exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 30. Note 30 also presents information in relation to the fair value of financial instruments.

14. Property, plant and equipment

2011	Land and buildings $	Plant and equipment $	Other mineral assets $	Assets under construction $	Mine rehabilitation asset $	Leased Assets $	Total $
Cost							
At the beginning of the financial year	8,500,109	117,848,489	77,330,928	132,551,779	7,096,047	-	343,127,332
Additions	-	4,519,199	7,675,215	144,564,763	9,833,866	1,747,826	168,340,869
Disposals	-	(422,612)	-	(58,483)	-	-	(481,095)
Transfer	-	(9,270,551)	(8,014,380)	(21,970,791)	-	21,485,693	(17,770,029)
At the end of the financial year	8,500,109	112,474,505	76,991,763	255,087,268	16,929,913	23,233,519	493,217,077
Accumulated depreciation							
At the beginning of the financial year	(1,584,430)	(26,727,170)	(11,439,509)	-	(501,582)	-	(40,252,691)
Charge for the year	(539,923)	(10,598,959)	(4,439,835)	(3,593,331)	(195,689)	(4,940,685)	(24,308,422)
Disposals	-	427,419	-	-	-	-	427,419
Impairment	-	-	-	-	-	-	-
Transfer	-	2,597,904	-	459,743	-	(2,211,576)	846,071
At the end of the financial year	(2,124,353)	(34,300,806)	(15,879,344)	(3,133,588)	(697,271)	(7,152,261)	(63,287,623)
Net book value at 30 June 2011	**6,375,756**	**78,173,699**	**61,112,419**	**251,953,680**	**16,232,642**	**16,081,258**	**429,929,454**

14. Property, plant and equipment *(continued)*

2010	Land and buildings $	Plant and equipment $	Group Other mineral assets $	Assets under construction $	Mine rehabilitation asset $	Total $
Cost						
At the beginning of the financial year	7,444,119	94,569,846	58,040,467	9,177,221	2,401,339	171,632,992
Acquired on acquisition of subsidiary (refer note 31)	-	-	15,117,000	67,160,516	3,738,824	86,016,340
Effect of changes in exchange rates	-	-	-	667,657	-	667,657
Additions	1,055,990	23,078,623	4,173,461	55,546,385	955,884	84,810,343
Disposals	-	-	-	-	-	-
At the end of the financial year	8,500,109	117,648,469	77,330,928	132,551,779	7,096,047	343,127,332
Accumulated depreciation						
At the beginning of the financial year	(1,115,278)	(16,197,218)	(8,101,275)	-	(357,512)	(25,771,283)
Effect of changes in exchange rates	-	-	-	-	-	-
Charge for the year	(469,152)	(10,399,362)	(3,338,234)	-	(144,070)	(14,350,818)
Disposals	-	-	-	-	-	-
Impairment	-	(130,590)	-	-	-	(130,590)
At the end of the financial year	(1,584,430)	(26,727,170)	(11,439,509)	-	(501,582)	(40,252,691)
Net book value at 30 June 2010	**6,915,679**	**90,921,299**	**65,891,419**	**132,551,779**	**6,594,465**	**302,874,641**

Revision of estimate of reserves used for units of production basis of depreciation

During the prior year the estimate of reserves which is used for the basis of calculating units of use depreciation for certain property, plant and equipment utilised at the Group's Simberi Gold Project was increased by 437,000 ounces. The net effect of the change in the prior year was a decrease in depreciation and amortisation expense of $5,876,992. The actual impact on deprecation and amortisation expense in future periods will be dependent on the quantity of gold produced and additional capital expenditure on assets that are depreciated on the units of production basis.

14. Property, plant and equipment *(continued)*

	Group 2011 $	Group 2010 $
(a) Leased assets		

Plant and equipment includes the following amounts where the Group is a lessee under a finance lease:

	2011 $	2010 $
Leased equipment		
Cost	23,233,519	5,783,127
Accumulated depreciation	(7,152,261)	(2,202,115)
Net carrying value	16,081,258	3,581,012

(b) Non-current assets pledged as security

Refer to note 19 for information on non-current assets pledged as security by Group entities.

15. Intangible assets

	2011 $	2010 $
Computer Software		
Cost		
At the beginning of the financial year	-	-
Transferred from exploration and evaluation expenditure	1,629,176	-
At the end of the financial year	1,629,176	-
Accumulated amortisation		
At the beginning of the financial year	-	-
Transferred from exploration and evaluation expenditure	(521,750)	-
Amortisation charge	(97,513)	
At the end of the financial year	(619,263)	-
Closing net book amounts	1,009,913	-

16. Exploration and evaluation expenditure

	2011 $	2010 $
Cost		
At the beginning of the financial year	23,711,261	11,115,743
Transferred from other mineral assets	7,843,600	519,658
Effect of changes in exchange rates	-	(852,120)
Additions	2,145,498	12,927,980
Disposals	(170,414)	-
At the end of the financial year	33,529,945	23,711,261

The ultimate recoupment of capitalised exploration and evaluation expenditure is dependent on successful development and commercial exploitation, or alternatively sale of the exploration areas.

17. Deferred tax assets and liabilities

(a) Unrecognised deferred tax assets

	Group	
	2011	**2010**
	$	**$**
Deferred tax assets have not been recognised in respect of the following items:		
Deductible temporary differences	16,047,926	11,126,821
Deductible temporary differences recognised in equity	-	1,340,363
Tax losses	62,585,082	52,784,173
Deferred tax assets brought to account to reduce provision for deferred income tax	(24,064,454)	(20,839,361)
	54,568,554	44,411,996

The deductible temporary differences and tax losses do not expire under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be applied.

(b) Provision for deferred income tax

Provision for deferred income tax comprises the estimated expense at the applicable tax rate of the following items:

	2011	2010
Exploration and evaluation expenditure	23,905,456	20,044,547
Unrealised foreign exchange differences	-	646,236
Accrued income	-	148,578
Property, plant and equipment	19,318	-
Assessable temporary differences	139,680	-
Deferred tax assets brought to account to reduce provision for deferred income tax	(24,064,454)	(20,839,361)
	-	-

18. Trade and other payables

	2011	2010
Current		
Trade payables	46,951,391	25,377,894
Other payables and accruals	4,001,507	18,654,118
	50,952,898	44,032,012

All trade and other payables are unsecured.

The group's exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 30. Note 30 also presents information in relation to the fair value of financial instruments.

19. Borrowings

	Group 2011 $	Group 2010 $
Current		
Interest bearing loans	35,148,992	2,775,551
Finance lease liabilities	7,896,323	1,706,419
	43,045,315	4,481,970
Non-current		
Finance lease liabilities	11,508,585	1,755,820
	11,508,585	1,755,820

The carrying amount of assets pledged as security for current and non-current borrowings are:

	2011	2010
Current		
Floating charge		
Cash and cash equivalents	9,946,284	-
Trade and other receivables	666,187	-
Inventories	50,977,061	-
Other assets	3,032,963	-
Total current assets pledged as security	64,622,495	-
Non-current		
Fixed Charge		
Property, plant and equipment	15,863,646	3,581,012
Floating charge		
Property, plant and equipment	381,923,957	-
Exploration and evaluation expenditure	9,785,064	-
Total non-current assets pledged as security	407,572,667	3,581,012
Total assets pledged as security	472,195,162	3,581,012

Finance lease liability relates to facilities provided for mining equipment by Bank of South Pacific Limited and Caterpillar Finance. The Bank of South Pacific Limited facility is secured by a fixed and floating charge over the assets of Simberi Gold Company Limited and by a guarantee provided by the parent entity. The Caterpillar Finance facility is secured by a fixed charge over the leased equipment and by a guarantee provided by the parent entity. The facilities were fully drawn as at reporting date.

Interest bearing loans relates to a US$35 million facility provided to the Group by the International Finance Corporation Limited. The facility is secured by a fixed and floating charge over the assets of Gold Ridge Mining Limited and by a guarantee provided by Allied Gold Limited. The loan has been classified as current as the Company has announced its intention to repay this debt in November 2011. The funds drawn down have been utilised to meet capital expenditure incurred as part of the redevelopment of the Gold Ridge Project.

The group exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 30. Note 30 also presents information in relation to the fair value of financial instruments.

20. Derivative financial instruments

	Group 2011 $	2010 $
Cash flow hedges	284,342	-

The Group expects to repay the US dollar denominated IFC loan in November 2011. In order to protect against movements in the AUD/USD exchange rate, the Group has entered into a forward exchange contract to purchase US dollars.

The contract is hedging a highly probable payment for the ensuing financial year. The contract is timed to mature when the payment is scheduled to be made.

The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised in other comprehensive income. When the cash flows occur, the group adjusts the initial measurement of the component recognised in the balance sheet by removing the related amount from other comprehensive income.

The amount of unrealised losses on derivative financial instruments included in other comprehensive income as at the end of the reporting period was $284,342.

21. Provisions

Current		
Employee entitlements	1,496,092	1,008,116
Non-current		
Rehabilitation and restoration	19,929,508	9,315,217

Movements in each class of provision during the financial year, other than employee benefits, are set out below:

Rehabilitation and restoration		
Carrying amount at start of year	9,315,217	2,782,426
Increase in provision due to change in estimate	9,833,866	955,884
Acquired on acquisition of subsidiary (refer note 31)	-	4,679,737
Effect of exchange rates	257,989	139,411
Accrual of discount	522,436	757,759
	19,929,508	9,315,217

Provision for rehabilitation and restoration

The provision for rehabilitation and restoration is based on the group's environmental plans, in compliance with current environmental and regulatory requirements. The costs include obligations relating to reclamation, waste site closure, plant closure and other costs associated with the rehabilitation and restoration of mining and exploration sites. Full provision is made based on the net present value of the estimated cost of rehabilitating and restoring the environmental disturbance that has occurred up to the date of the financial statements.

21. Provisions *(continued)*

During the period the Group engaged an independent consultant to prepare a revised estimate of the cost of rehabilitating and restoring the environmental disturbance that has occurred up to 30 June 2011 at the Gold Ridge Project. Based on the independent consultant's report and a discount rate of 13%, the provision for rehabilitation and restoration for the Gold Ridge Project was increased by $9,833,866.

22. Contributed equity

	Group			
	2011 Number of shares	2010 Number of shares	2011 $	2010 $
(a) Ordinary shares	1,198,537,554	1,040,132,142	459,170,409	369,525,183
Movements in ordinary share capital:				
Balance at beginning of financial year	1,040,132,142	472,643,276	369,525,183	173,098,363
Issued on acquisition of subsidiary (refer note 31)	-	110,339,866	-	46,817,214
Placement December 2009 at 35 cents	-	456,699,000	-	159,387,951
Conversion of options	2,074,427	450,000	658,072	157,500
Placement April 2011[1]	156,330,985	-	93,751,188	-
	1,198,537,554	1,040,132,142	463,934,443	379,461,028
Costs of capital raising	-	-	(4,764,034)	(9,935,845)
Balance at end of financial year	1,198,537,554	1,040,132,142	459,170,409	369,525,183

[1]On April 6, 2011 Allied Gold Limited completed placement of 156,330,985 new ordinary shares to institutional and sophisticated investors at $0.60 each.

22. Contributed equity (continued)

(b) Options

Options granted and exercised during the period, and on issue at balance date are as follows.

The table below sets out the movements in options during the year; refer note below for further details:

Exercise Price per option	Maturity	Options outstanding at 1 July 2010	Options issued	Options expired or cancelled	Options exercised	Options transferred[1]	Options outstanding at 30 June 2011
$0.80	31/12/10	1,000,000	-	(1,000,000)	-	-	-
$1.00	31/12/10	1,000,000	-	(1,000,000)	-	-	-
$1.25	31/12/10	1,000,000	-	(1,000,000)	-	-	-
$1.50	31/12/10	1,000,000	-	(1,000,000)	-	-	-
$2.00	31/12/10	1,000,000	-	(1,000,000)	-	-	-
$0.35	31/10/11	30,012,500	-	(2,775,000)	(375,000)	(26,862,500)	-
$0.31	31/12/10	1,699,427	-	-	(1,699,427)	-	-
$0.35	31/12/11	1,500,000	-	-	-	(1,500,000)	-
$0.50	31/12/11	-	1,500,000	-	-	(1,500,000)	-
$0.50	31/12/13	38,675,000	-	(7,500,000)	-	(31,175,000)	-
		76,886,927	**1,500,000**	**(15,275,000)**	**(2,074,427)**	**(61,037,500)**	**-**

1. On 30 June 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at 30 June 2011 were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment of the ("Official List") of the London Stock Exchange PLC ("LSE") and commenced trading the LSE's main market for listed securities ("Main Market") on 30 June 2011.

(c) Capital management

The primary objective of managing the group's capital is to ensure that there is sufficient capital available, in the form of debt or equity funding, to support the funding requirements of the group, including capital expenditure, in a way that optimises the cost of capital, maximises shareholders' returns and ensures that the group remains in a sound financial position. There were no changes to the group's overall capital management approach during the current year.

The group manages and makes adjustments to the capital structure as opportunities arise in the market place, as and when borrowings mature or as and when funding is required. This may take the form of raising equity, market or bank debt or hybrids thereof.

	Group 2011 $	Group 2010 $
23. Reserves and accumulated losses		
Available for sale investments reserve	189,993	503,997
Hedging reserve – cash flow hedges	(284,342)	(5,437,338)
Share based payments reserve	15,401,136	16,604,976
Foreign currency translation reserve	5,416,866	5,427,787
	20,723,653	17,099,422

(a) Movements

Movements in the reserves and accumulated losses during the reporting period are presented in the statement of changes in equity.

(b) Nature and purpose of reserves

(i) Available for sale investments revaluation reserve
Changes in the fair value and exchange differences arising on translation of investments classified as available for sale financial assets, are taken to the available for sale investment revaluation reserve, as disclosed in note 3(g). Amounts are recognised in profit or loss when the associated assets are sold or impaired.

(ii) Hedging reserve – cash flow hedges
The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 3(i). Amounts are recognised in profit or loss when the associated hedged transaction affects profit or loss.

(iii) Share based payments reserve
The share based payments reserve is used to recognise:

- the fair value of options issued to employees but not exercised
- the fair value of shares issued to employees

(iv) Foreign currency translation reserve
Exchange differences arising on translation of foreign subsidiaries are taken to the foreign currency translation reserve as described in note 3(b). The reserve is recognised in profit and loss when the net investment is disposed of.

24. Earnings per share

	Group	
	2011 Cents	2010 Cents
(a) **Basic earnings per share**	0.61	1.31
(b) **Diluted earnings per share**	0.60	1.31

(c) Reconciliation of earnings used in calculating earnings per share

	$	$
Profit from continuing operations	6,607,129	10,228,815

(d) Weighted average number of shares used as the denominator

	Number	Number
Weighted average number of shares used in calculation of basic earnings per share	1,075,199,944	782,749,594
Adjustment for issued option in calculation of diluted earnings per share	17,999,108	3,206,484
Weighted average number of shares used in calculation of diluted earnings per share	1,093,199,052	785,956,078

(e) Information concerning the classification of securities

Options issued are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share to the extent to which they are dilutive. The options have not been included in the calculation of basic earnings / (loss) per share. Details relating to options are set out in note 28.

25. Auditors' remuneration

	$	$
Remuneration of the auditor of the Company:		
Auditing or reviewing the Financial Statements (BDO Audit (WA) Pty Ltd)	324,500	267,289*
Other Group auditors	21,667	7,069
Other assurance services (BDO Audit (WA) Pty Ltd)	-	91,600
Other non-assurance services (BDO Corporate Finance (WA) Pty Ltd)	278	62,762
Other non-assurance services (BDO LLP)	418,021	-
	764,466	428,720
Audit or reviewing the Financial Statements of subsidiaries (KPMG Australia)	-	71,593

*Restated

26. Related party transactions

(a) Company

The Company is Allied Gold Limited, a company incorporated and domiciled in Australia.

(b) Subsidiaries

Interests in subsidiaries are set out in note 32.

(c) Key management personnel

Disclosures relating to key management personnel are set out in note 27.

(d) Terms and conditions

Transactions between related parties are on normal commercial terms and conditions no more favourable than those available to other parties, except that the loans to subsidiaries are non-interest bearing.

Outstanding balances are unsecured and repayable in cash.

27. Key management personnel disclosures

(a) Details of key management personnel

Details of key management personnel during the current and prior financial years are set out in the Remuneration report that is included in the Directors' report accompanying these financial statements.

Certain key management personnel have related party relationships with third parties that transact with the Group. The table below summarises the transactions undertaken with those key management personnel and their related parties during the current and prior financial years:

Key Management Personnel	Related entity	Description of transaction	2011 $	2010 $
Mark Caruso	Cancello Plant Hire Pty Limited	Directors' fees- cash component	1,047,895	967,562
	Regional Management	Directors' fees – share based payments	(835,000)	4,397,500
	Minesite Construction Services Pty Ltd	Finance lease – gross lease payments	-	2,643,900
	Minesite Construction Services Pty Ltd	Finance lease – contingent rentals	-	2,946,449
	Minesite Construction Services Pty Ltd	Finance lease – loss on extinguishment of finance lease liability	-	2,891,037
	Minesite Construction Services Pty Ltd	Finance lease – payout of lease liability	-	3,307,953
	Minesite Construction Services Pty Ltd	Purchase of mining equipment	276,096	1,462,126
	Minesite Construction Services Pty Ltd	Hire of mining equipment and labour	65,468	482,768
			554,459	19,099,295
Greg Steemson	Steemson Geoscience Pty Ltd	Directors' fees- cash component and share based payments	90,000	90,000
	Steemson Geoscience Pty Ltd	Geological consultancy services	11,800	37,500
			101,800	127,500
Frank Terranova	Novabank Pty Ltd	Directors' fees – share based payments	(417,500)	2,198,750
Peter Torre	Torre Corporate Pty Ltd	Company secretarial services – cash and share based payments	220,000	149,100

All key management personnel that are not listed in the table above deal with the Group in their own name only and do not have a related party relationship with any other party that has commercial dealings with the Group.

27. Key management personnel disclosures *(continued)*

(b) Key management personnel compensation

Remuneration by category

	Group 2011 $	Group 2010 $
Key Management Personnel		
Short-term	3,856,007	2,616,633
Post-employment	252,062	175,224
Share-based payment	(1,203,840)	7,029,420
	2,904,229	9,821,277

(c) Option holdings of key management personnel

2011

Key Management Personnel	Balance at start of year	Granted as remuneration	Lapsed	Transferred[1]	Balance at end of year
M Caruso	33,875,00	-	(5,000,000)	(28,875,000)	-
P Davies	1,000,000	-	-	(1,000,000)	-
P DuPlessis	825,000	-	-	(825,000)	-
S Harvey	-	1,500,000	-	(1,500,000)	-
R Hastings	3,750,000	-	-	(3,750,000)	-
M House	1,500,000	-	-	(1,500,000)	-
S Kelly	975,000	-	-	(975,000)	-
A Lowrie	1,750,000	-	-	(1,750,000)	-
G Steemson	1,750,000	-	-	(1,750,000)	-
F Terranova	18,000,000	-	(2,500,000)	(15,500,000)	-
P Torre	2,000,000	-	-	(2,000,000)	-
	65,425,000	1,500,000	(7,500,000)	(59,425,000)	-

1. On 30 June 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at 30 June 2011 were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment of the ("Official List") of the London Stock Exchange PLC ("LSE") and commenced trading the LSE's main market for listed securities ("Main Market") on 30 June 2011.

27. Key management personnel disclosures *(continued)*

(c) Option holdings of key management personnel *(continued)*

2010

Key Management Personnel	Balance at start of year	Granted as remuneration	Lapsed	Balance at end of year	Vested and exercisable
T Bubb	750,000	-	(750,000)	-	-
M Caruso	13,900,000	25,000,000	(5,025,000)	33,875,000	15,875,000
P Davies	1,000,000	175,000	(175,000)	1,000,000	700,000
P DuPlessis	1,000,000	-	(175,000)	825,000	525,000
R Hastings	3,750,000	500,000	(500,000)	3,750,000	2,750,000
M House	-	1,500,000	-	1,500,000	1,000,000
A Lowrie	2,000,000	-	(250,000)	1,750,000	1,250,000
G Steemson	2,000,000	-	(250,000)	1,750,000	1,250,000
F Terranova	6,250,000	12,500,000	(750,000)	18,000,000	9,250,000
P Torre	2,000,000	250,000	(250,000)	2,000,000	1,500,000
	32,650,000	39,925,000	(8,125,000)	64,450,000	34,100,000

(d) Shareholdings of key management personnel

2011

Name	Balance at start of year	Received as remuneration	Purchase	Disposal[1]	Balance at end of year
M Caruso	7,585,193	-	100,000	(7,685,193)	-
S Harvey	49,045	-	150,955	(200,000)	-
R Hastings	300,000	-	-	(300,000)	-
M House	10,000	-	-	(10,000)	-
A Lowrie	1,635,460	-	-	(1,635,460)	-
G Steemson	1,100,000	-	-	(1,100,000)	-
F Terranova	1,000	-	-	(1,000)	-
P Torre	20,000	-	-	(20,000)	-
	10,700,698	-	250,955	(10,951,653)	-

1. On 30 June 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at 30 June 2011 were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment of the ("Official List") of the London Stock Exchange PLC ("LSE") and commenced trading the LSE's main market for listed securities ("Main Market") on 30 June 2011.

27. Key management personnel disclosures *(continued)*

(d) Shareholdings of key management personnel *(continued)*

2010

Name	Balance at start of year	Received as remuneration	Options exercised	Net change other	Balance at end of year
M Caruso	7,585,193	-	-	-	7,585,193
S Harvey	49,045	-	-	-	49,045
R Hastings	300,000	-	-	-	300,000
M House	10,000	-	-	-	10,000
A Lowrie	1,635,460	-	-	-	1,635,460
G Steemson	1,100,000	-	-	-	1,100,000
F Terranova	1,000	-	-	-	1,000
P Torre	20,000	-	-	-	20,000
	10,700,698	-	-	-	10,700,698

All equity transactions with key management personnel, other than those arising from the exercise of remuneration options, have been entered into under terms and conditions no more favourable than those the group would have adopted if dealing at arm's length.

(e) Loans to key management personnel

There were no loans to key management personnel during the period.

(f) Finance leases

During the prior financial year an agreement was entered into with Minesite Constructions, a company in which Mark Caruso is a shareholder and director, for the hire of mining equipment was terminated prior to their scheduled expiry date. Prior to its termination, the agreement was accounted for as a finance lease.

The carrying amount as at the prior reporting date of various mining equipment subject to finance leases with Minesite Constructions was $nil. Under the terms of the leases, the Group had the option to acquire the leased assets for their agreed fair value on expiry of the leases. The agreement was terminated effective 1 April 2010. The provisional amount payable by the Group in consequence of the termination of the agreement was $6,466,764 which exceeded the recorded value of the lease liability of $3,575,727 as at the termination date. The excess of the termination value over the lease liability of $2,891,037 was recorded in profit and loss under financing costs. The final amount payable for the mining equipment acquired as a consequence of the termination of the agreement was determined based on an independent valuation of the mining equipment.

The leases also provided for the payment of contingent rentals determined on the basis of a fixed charge per machine hour.

27. Key management personnel disclosures *(continued)*

(f) Finance leases *(continued)*

Set out below is a summary of amounts recorded in the prior year financials in relation to the operation and termination of the agreement.

	Group	
	2011 $	2010 $
Finance charges included in the statement of comprehensive income as finance expenses	-	1,843,571
Contingent rentals paid	-	2,946,449
Loss on extinguishment of lease liability recorded as a financing cost	-	2,891,037
Amount payable under termination agreement included in trade creditors	-	7,864,847

28. Share based payments

(a) Employee and directors' options

The Allied Gold Limited employee option plan was re-approved by shareholders at the Annual General Meeting on 28 November 2008. The plan is designed to provide long term incentives for senior employees (including directors) to deliver long term shareholder returns. All full time employees, part time employees and consultants to the group are eligible to participate in the plan at the absolute discretion of the Board. Options are granted under the plan for no consideration and are at terms stipulated at the discretion of the Board. The options hold no voting rights, do not participate in dividends and are not transferable. All options granted are exercisable in exchange for one ordinary share in the Company for every option held.

Set out below are summaries of options granted under the plan:

	Group	
	2011 Number of options	2010 Number of options
Outstanding at the beginning of the year	75,187,500	44,905,000
Granted	1,500,000	40,175,000
Lapsed	(15,275,000)	(9,442,500)
Exercised	(375,000)	(450,000)
Transferred[1]	(61,037,500)	-
Vested and exercisable at end of year	-	75,187,500

1. On 30 June 2011, Allied Gold Limited successfully implemented the Share and Option Schemes of Arrangement whereby Allied Gold Mining PLC became the holding company of the Group. Under the Schemes of Arrangement, Allied Gold Limited's shares and options on issue as at 30 June 2011 were exchanged on a six for one basis to Allied Gold Mining PLC shares and options. Allied Gold Mining PLC was admitted to the premium listing segment of the ("Official List") of the London Stock Exchange PLC ("LSE") and commenced trading the LSE's main market for listed securities ("Main Market") on 30 June 2011.

The weighted average share price at the date of exercise of options exercised during the year ended 30 June 2011 was $0.36 (2010: $0.47).

28. Share based payments *(continued)*

(a) Employee and directors' options *(continued)*

Fair value of options granted

The fair value of options at grant date was independently determined using a Black-Scholes option pricing model that takes into account the exercise prices, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2011 included:

Non-executive Director options issued 6 June 2011

	No vesting conditions	Vesting condition[1]
Fair value at grant date	$0.04424	$0.00884
Exercise price	$0.50	$0.50
Grant date	20/06/2011	20/06/2011
Expiry date	31/12/2011	31/12/2011
Share price at grant date	$0.505	$0.505
Expected price volatility of shares	25%	25%
Expected dividend yield	0%	0%
Risk free interest rate	4.8%	4.8%
Probability discount applied in relation to vesting conditions	0%	80%
Number of options	1,000,000	500,000

The basis for valuation is as per the grant date.

[1] At the time of issue the vesting condition was that, options may not vest until the ordinary share price of Allied Gold Limited's shares is greater than $0.70 for five consecutive days after the date of grant. Under the option scheme approved by shareholders on June 6, 2011 the vesting condition is that, options may not vest until the ordinary share price of Allied Gold PLC's shares is greater than £2.56 on five consecutive days after the date of grant.

29. Cash and cash equivalents and cash flow from operations

	Group	
	2011 $	2010 $
(a) Cash and cash equivalents		
Cash assets	78,101,134	85,525,391

The group's exposure to financial risks including interest rate risk, market risk, currency risk and credit risk is discussed in note 30. Note 30 also presents information in relation to the fair value of financial instruments.

(b) Reconciliation of profit after income tax to net cash provided by / (used in) operations

	2011 $	2010 $
Profit after income tax	6,607,129	10,228,815
Depreciation and amortisation	16,895,424	13,300,025
Loss on disposal of non-current assets	53,681	-
Loss on disposal of subsidiary	160,145	-
Provision – employee entitlements	641,144	339,855
Unrealised foreign exchange adjustments	(150,356)	(623,444)
Share-based payments	(1,203,840)	6,828,559
Unwinding of environmental discount	522,436	757,759
Interest on finance leases	1,382,507	2,278,099
Loss on extinguishment of lease liability	-	1,990,000
Impairment of available for sale assets	-	7,740
Gain on sale of available for sale assets transferred to profit or loss	-	(1,006,313)
Realised losses on hedging transactions transferred to profit or loss	-	5,691,821
Bargain purchase	-	(36,666,786)
Unrealised loss on derivatives	4,887,797	176,124
Payments for settlement of derivatives	-	(17,826,546)
Other	(732)	(491,255)
Changes in assets and liabilities during the year:		
Decrease/ (increase) in receivables	2,836,970	(3,511,424)
Decrease/ (increase) in prepayments	1,012,209	(1,787,246)
Increase/(decrease) in payables	2,324,471	(2,875,650)
(Increase)/decrease in inventories	(14,766,463)	2,680,469
Net cash generated by / (used in) operating activities	**21,202,522**	**(20,509,398)**

(c) Non-cash investing and financing activities

	2011 $	2010 $
Increase in capital accruals	-	18,967,318
Property, plant and equipment acquired under finance leases	1,747,826	3,010,068
Increase in value of rehabilitation asset	9,833,866	-
Equity settled acquisition of controlled entity (refer note 31)	-	41,929,149

30. Financial instruments

In the normal course of its operations, the group is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. In order to manage these risks, the group may enter into transactions which make use of both on and off statement of financial position derivatives. The group does not acquire, hold or issue derivatives for trading purposes. The group's management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategy by:

- Safeguarding the group's core earnings stream from its major asset through the effective control and management of financial risk.
- Effective and efficient usage of credit facilities through the adoption of reliable liquidity management planning and procedures.
- Ensuring that investment and hedging transactions are undertaken with creditworthy counterparts.

The Managing Director and Chief Financial Officer are responsible for the management of the group's financial risks within Board approved directives. The group holds the following financial instruments:

	Group	
	2011 $	2010 $
Financial assets		
Cash and cash equivalents	78,101,134	85,525,391
Trade and other receivables	1,455,893	4,160,718
Securities available for sale	210,227	524,230
	79,767,254	90,210,339
Financial liabilities		
Trade and other payables	50,952,897	44,031,998
Borrowings	54,553,900	6,237,790
Derivative liabilities	284,342	-
	105,791,139	50,269,788

The sensitivity analysis presented in the following notes are based on changes in underlying prices or rates that the group considered to be reasonably possible at the end of the reporting period.

(a) Market risk

(i) Gold price risk

Gold price risk is the risk that fluctuations in the price of gold will have an adverse effect on current or future earnings. The group may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices. In order to protect against the impact of falling gold prices, the group enters into hedging transactions which provide a minimum price to cover non-discretionary operating expenses, repayments due under the group's financing facilities and sustaining capital. The majority of the group's forecast production is unhedged, allowing it to take advantage of increases in gold prices.

Prior to 26 February 2010 call and put options were used by the group to manage the gold price risk. On 26 February 2010 the group terminated its gold hedging facilities and in the period from 26 February 2010 to 30 June 2011 has maintained an unhedged position in relation to gold price risk. As the group did not have any hedging in place as at 30 June 2011 it was fully exposed to gold price risk.

The group had nil net forward pricing commitments outstanding against future production as at 30 June 2011 (2010: $nil).

30. Financial instruments *(continued)*

(a) Market risk (continued)

(ii) Foreign exchange risk

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the group's functional currency. The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Papua New Guinea Kina, the United States Dollar, the Solomon Island Dollar and the British Pound. No material programs for hedging foreign exchange risk were implemented by the group in the 2011 or 2010 financial years.

The group's exposure to foreign currency risk at the reporting date was as follows:

	USD $	PGK $	SBD $	GBP $
30 June 2011				
Financial assets				
Cash and cash equivalents	23,533,644	1,945,113	230,303	7,530,285
Trade and other receivables	52,036	564,325	38,150	-
	23,585,680	2,509,438	268,453	7,530,285
Financial liabilities				
Trade and other payables	835,724	6,202,158	2,977,314	233,786
Borrowings	32,658,393	17,484,226	115,202	-
	33,494,117	23,686,384	3,092,516	233,786
30 June 2010				
Financial assets				
Cash and cash equivalents	11,742,806	1,903,230	87,584	402,308
Trade and other receivables	1,919,810	292,158	21,293	-
	13,662,616	2,195,388	108,877	402,308
Financial liabilities				
Trade and other payables	1,385,575	2,710,887	776,980	16,235
Borrowings	-	3,462,238	-	-
	1,385,575	6,173,125	776,980	16,235

30. Financial instruments *(continued)*

(a) Market risk *(continued)*

(ii) Foreign exchange risk (continued)

Based on the financial instruments held by the group as at the reporting date, the sensitivity of the group's profit after tax for the year and equity at the reporting date to movements in the Australian dollar to United States dollar, Australian dollar to Papua New Guinean Kina, Australian dollar to Solomon Islands dollar and Australian dollar to Great Britain pound exchange rates was:

- Had the Australian dollar weakened / strengthened by 5% against the US dollar with all other variables remaining constant, the group's profit after tax would have been $471,956 lower / higher (2010: $613,852 lower / higher).
- Had the Australian dollar weakened / strengthened by 5% against the PNG Kina with all other variables remaining constant, the group's profit after tax would have been $1,008,426 lower / higher (2010: $198,889 lower / higher).
- Had the Australian dollar weakened / strengthened by 5% against the Solomon Island dollar with all other variables remaining constant, the group's profit after tax would have been $134,479 lower / higher (2010: $33,405 lower / higher).
- Had the Australian dollar weakened / strengthened by 5% against the British pound with all other variables remaining constant, the group's profit after tax would have been $347,452 lower / higher (2010: $19,304 lower / higher).

(iii) Interest rate risk

The group's main interest rate risk arises from variable rate interest rates on cash and cash equivalents. No hedging programs were implemented by the group to manage interest rate risk during the 2011 or 2010 reporting periods.

As at the reporting date, the group had the following exposures to interest rate risk:

	30 June 2011		30 June 2010	
	Weighted average interest rate %	Balance $	Weighted average interest rate %	Balance $
Financial assets				
Cash and cash equivalents	2.47%	78,101,134	3.5%	85,525,391

All interest rates were floating rates. Interest rates on the borrowings are repriced quarterly.

At 30 June 2011, if interest rates had changed by +/- 50 basis points from the year end rates per the above table with all other variables held constant, profit for the year would have been $113,875 higher / lower (2010: change of +/- 50 basis points $427,627 higher / lower).

30. Financial instruments *(continued)*

(a) Market risk *(continued)*

(iv) Equity price risk

The group and the Company are exposed to equity securities price risk arising from investments classified on the statement of financial position as available for sale. Investments in equity securities are approved by the Board on a case-by-case basis.

The majority of the Group's and the Company's available for sale equity investments are in junior resource companies listed on the ASX and are included in the S&P/ASX All Ordinaries Gold index.

At 30 June 2011, if the index had changed by +/- 5 % from its year end level with all other variables held constant, group equity at 30 June 2011 would have been $10,500 higher / lower (2010: change of +/- 5 % $26,200 higher / lower).

(b) Credit risk

Credit risk is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the group. Credit risk is managed at the group level. The group does not generally obtain collateral or other security to support financial instruments subject to credit risk, but adopts a policy of only dealing with credit worthy counterparties. Trade and other receivables mainly comprise banking institutions purchasing gold under normal settlement terms of two working days.

Counterparty risk under derivative financial instruments is to two reputable banking institutions.

All cash balances are on deposit with the banking institutions that are members of a highly rated major Australian banking group.

The carrying amount of financial assets recorded in the financial statements represents the group's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

(c) Liquidity risk

The group's liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The group manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the group has the ability to access required funding.

The tables below analyse the group's financial liabilities, net settled derivative financial instruments into relevant maturity groupings based on the remaining period to contractual maturity at the reporting date:

Group entity as at 30 June 2011

	Less than 6 months $	6 to 12 months $	Between 1 and 2 years $	Between 2 and 5 years $	Total $	Carrying amount $
Trade and other payables	50,952,897	-	-	-	50,952,897	50,952,897
Borrowings	41,869,657	44,539	-	-	41,914,196	35,148,992
Finance lease liabilities	4,960,421	4,774,316	8,410,146	4,195,797	22,340,680	19,404,908
Total	97,782,975	4,818,855	8,410,146	4,195,797	115,207,773	105,506,797

30. Financial instruments *(continued)*

(c) Liquidity risk *(continued)*

Group entity as at 30 June 2010

	Less than 6 months $	6 to 12 months $	Between 1 and 2 years $	Between 2 and 5 years $	Total $	Carrying amount $
Trade and other payables	44,032,012	-	-	-	44,032,012	44,032,012
Borrowings	3,397,939	1,184,875	1,820,486	447,847	6,851,147	6,237,791
Total	47,429,951	1,184,875	1,820,486	447,847	50,883,159	50,269,803

(d) Fair value estimation

The fair value of cash and cash equivalents, trade and other receivables and trade and other payables is considered to be a reasonable approximation of their fair value due to their short term nature.

Other financial assets and other financial liabilities represent unrealised gains and losses under derivative financial instruments. Those unrealised gains and losses represent the fair value of commodity contract derivative financial instruments estimated based upon relevant market information at the reporting date.

The fair value of borrowings as at the reporting date is considered to be a reasonable approximation of their fair value as the interest rate on those borrowings is variable and was repriced on the reporting date.

Available for sale financial assets are carried at fair value.

31. Business combination

(a) Summary of business combination

On 24 November 2009, Allied Gold Limited obtained control of Australian Solomons Gold Limited ("ASG"), the owner of the Gold Ridge gold project in the Solomon Islands. As at 30 June 2010 ASG was wholly owned by Allied Gold Limited. The acquisition was undertaken to diversify the Group's asset base and to increase its gold production capacity in the South Pacific region.

ASG contributed revenues of $nil and a net loss of $1,571,144 to the Group for the period from 1 December 2009 to 30 June 2010. Had the acquisition occurred on 1 July 2009, the effect would have been to increase revenues by $91,270 and increase the net loss by $2,647,865.

Details of the purchase consideration are as follows:

	2011 $	2010 $
Consideration paid by the Company - Issue of 110,339,866 shares of Allied Gold Limited to acquire shares in controlled entity	-	41,929,149

The value of the Allied Gold Limited shares issued as consideration for the purchase of shares in the controlled entity was determined using the market value of Allied Gold Limited shares at 24 November 2009 of $0.38 per share.

31. Business combination *(continued)*

(b) Assets and liabilities acquired

The table below summarises the assets and liabilities recognised as a result of the business combination:

	Acquisition fair value 2010 $
Cash	3,573,926
Trade and other receivables	5,568
Inventories	16,495
Property, plant and equipment	67,160,516
Rehabilitation asset	3,738,824
Mining rights	15,117,000
Trade payables	(1,205,102)
Provision for employee benefits	(243,490)
Provision for environmental remediation	(4,679,737)
Net assets acquired	83,484,000

The fair value of acquired receivables is $5,568. The gross contractual amount for trade receivables due is $255,035 of which $249,467 is considered to be uncollectible.

(c) Direct acquisition costs

Acquisition related costs of $1,717,914 are included in other expenses in the prior period profit or loss and in operating cash flows in the statement of cash flows.

I.Bargain purchase

A gain on consolidation or bargain purchase was recognised in profit or loss in the prior period as a result of the acquisition as follows:

	2010 $
Consideration paid by the Company	41,929,149
Less value of net assets acquired	(83,484,000)
Gross gain on consolidation	(41,554,851)
Less impairment loss on shares held in acquiree prior to gaining control	4,888,065
Gain on consolidation recognised in profit or loss	36,666,786

The above table presents information on the basis that the Group acquired 100% of the acquiree within the financial year. At the time of obtaining control there existed a non-controlling interest with a fair value of $1,290,667. The non-controlling interest was acquired during the prior period by the company in exchange for shares in Allied Gold Limited at a fair value of $1,290,667.

32. Group entities

	Class of share	Place of Incorporation	Equity Holding 2011 %	Equity Holding 2010 %
Company or parent entity				
Allied Gold Limited		Australia	-	-
Subsidiaries				
Australian Solomons Gold Limited	Ord	Australia	100	100
AGL (SGC) Pty Ltd	Ord	Australia	100	100
AGL (ASG) Pty Ltd	Ord	Australia	100	100
Allied Gold Finance Pty Ltd	Ord	Australia	100	100
Allied Gold Services Pty Ltd	Ord	Australia	100	100
Allied Tabar Exploration Pty Ltd	Ord	Australia	100	100
Advance R & D Pty Ltd	Ord	Australia	100	100
Aretrend Pty Ltd	Ord	Australia	100	100
ASG Solomon Islands Limited	Ord	Solomon Islands	100	100
Compania Minera Nord Pacific de Mexico, S.A. de C.V.	Ord	Mexico	-	100
Gold Ridge Mining Limited	Ord	Solomon Islands	100	100
Hicor Corporation	Ord	United States	100	100
JV Mine (Australia) Pty Ltd	Ord	Australia	100	100
Nord Australex Nominees (PNG) Ltd	Ord	PNG	100	100
Nord Australex Nominees Pty Ltd	Ord	Australia	100	100
Nord Pacific Ltd	Ord	Canada	100	100
Simberi Gold Company Limited	Ord	PNG	100	100
Solomon Islands International Pty Ltd	Ord	Australia	100	100
Tabar Exploration Company Ltd	Ord	PNG	100	100

33. Parent Entity Information

The following details information related to the parent entity, Allied Gold Limited, as at and for the financial period ended 30 June 2011. The information presented here has been prepared using the same bases of presentation as described in note 2 and the accounting policies as presented in note 3.

	2011 $	2010 $
Current assets	69,311,833	83,270,963
Non-current assets	358,619,385	264,883,022
Total assets	**427,931,218**	**348,153,985**
Current liabilities	12,332,837	6,048,338
Non-current liabilities	-	-
Total Liabilities	**12,332,837**	**6,048,338**
Contributed equity	459,170,408	369,525,182
Accumulated losses	(58,870,010)	(44,519,704)
Share based payments reserve	15,392,332	16,596,172
Available for sale investments revaluation reserve	189,993	503,997
Cash flow hedging reserve	(284,342)	-
Total equity	**415,598,381**	**342,105,647**
Loss for the year	(14,350,306)	(21,509,334)
Other comprehensive income for the year	(598,346)	367,608
Total comprehensive loss for the year	**(14,948,652)**	**(21,141,726)**

33. Parent Entity Information *(continued)*

As disclosed in note 34(e) executives of the group will be entitled to compensation for past services if their employment is terminated by the group other than for specific reasons as outlined in their employment contracts. The amount that would be payable to executives of the parent entity under those circumstances is $1,021,900.

34. Commitments and contingent liabilities

(a) Lease commitments – Group entity as lessee

Non-cancellable operating leases

The group leases office premises and various plant and machinery under non-cancellable operating leases expiring within 1 to 5 years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated.

	Group	
	2011 $	2010 $
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:		
Within one year	1,529,330	2,129,368
Later than one year but not later than five years	1,613,842	-
	3,143,172	2,129,368

Finance leases

	2011 $	2010 $
Commitments in relation to finance leases are payable as follows:		
Within one year	9,734,737	2,008,318
Later than one but not later than five years	12,605,944	1,896,669
Minimum lease payments	22,340,681	3,904,987
Future finance charges	2,935,773	442,748
Recognised as a liability	19,404,908	3,462,239
Representing lease liabilities:		
Current	7,896,323	1,706,419
Non-current	11,508,585	1,755,820
	19,404,908	3,462,239
Finance charges included in the statement of comprehensive income as financing costs	1,382,506	2,278,099

34. Commitments and contingent liabilities *(continued)*

(b) Exploration & Development costs – Commitments for Expenditure.

Financial commitments for subsequent periods are contingent upon future exploration results and cannot be estimated. These obligations are subject to renegotiation upon expiry of the exploration leases or when an application for a mining licence is made and has not been provided for in the accounts. These obligations are not provided for in the financial statements.

(c) Capital commitments

Capital expenditure contracted for at the reporting date but not recognised in liabilities is as follows:

	Group	
	2011 $	2010 $
Capital expenditure for redevelopment of Gold Ridge Project	3,330,824	65,774,434
Capital expenditure for Simberi Oxide processing plant	14,503,969	232,388
Capital expenditure for Sulphide pre-feasibility study	4,576,954	153,090

(d) Hedging commitments

In April 2011, the Company entered into a forward contract to purchase US$37 million at an exchange rate of A$/US$1.0645 to be settled in November 2011. The contract was entered to hedge the Company's exposure to currency risk on the planned early payment of its USD denominated International Finance Corporation Limited loan. At the reporting date the exchange rate was A$/US$1.0782 giving rise to an unrealized loss of $0.3 million.

As disclosed in note 30, in the prior year a subsidiary had entered into commitments under a program for hedging its exposure to gold price risk. Details relating to these commitments are disclosed in note 30.

(e) Contingent liabilities

Executives of the group will be entitled to compensation for past services if their employment is terminated by the group other than for specific reasons as outlined in their employment contracts. This amounts to:	1,130,900	1,874,730

(f) Legal action

In December 2009, Simberi Gold Company Ltd ("SGCL") instituted legal proceedings against Intermet Engineers Pty Ltd ("Intermet") and a director of Intermet in respect of breaches of contract whereby Intermet were contracted by SGCL to design, procure and manage the construction of gold processing and related facilities for the Simberi Oxide Gold Project. Under the legal action, SGCL is claiming damages of not less than $40 million.

Intermet has filed a defence and has counter-claimed approximately $1.2 million for alleged unpaid monies under the contract. This amount has been fully accrued as a liability by SGCL pending the outcome of the litigation.

35. Subsequent events

No matter or circumstance has arisen since 30 June 2011 that has significantly affected, or may significantly affect:

a. the Group's operations in future financial years, or
b. the results of those operations in future financial years, or
c. the Group's state of affairs in future financial years.

DECLARATION BY DIRECTORS

The directors of the company declare that:

1. The financial statements, comprising the statement of comprehensive income, statement of financial position, statement of cash flows, statement of changes in equity, accompanying notes, are in accordance with the Corporations Act 2001 and:

   (a) comply with Accounting Standards and the Corporations Regulations 2001; and

   (b) give a true and fair view of the financial position as at 30 June 2011 and of the performance for the year ended on that date of the consolidated entity.

2. In the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

3. The remuneration disclosures included on pages 9 to 19 of the Directors' report (as part of the audited Remuneration report), for the year ended 30 June 2011, comply with section 300A of the *Corporations Act 2001*.

4. The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A.

5. The consolidated entity has included in the notes to the financial statements an explicit and unreserved statement of compliance with International Financial Reporting Standards.

This declaration is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the directors by:

Frank Terranova
Managing Director

Signed at Brisbane this 29th day of September 2011

BDO

Tel: +8 6382 4600
Fax: +8 6382 4601
www.bdo.com.au

38 Station Street
Subiaco, WA 6008
PO Box 700 West Perth WA 6872
Australia

29 September 2011

The Directors
Allied Gold Limited
PO Box 4816
Eight Mile Plains QLD 4113

Dear Sirs,

DECLARATION OF INDEPENDENCE BY PETER TOLL TO THE DIRECTORS OF ALLIED GOLD LIMITED

As lead auditor of Allied Gold Limited for the year ended 30 June 2011, I declare that, to the best of my knowledge and belief, there have been no contraventions of:

- the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and
- any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Allied Gold Limited and the entities it controlled during the year.

Peter Toll
Director

BDO

BDO Audit (WA) Pty Ltd
Perth, Western Australia

BDO

Tel: +8 6382 4600
Fax: +8 6382 4601
www.bdo.com.au

38 Station Street
Subiaco, WA 6008
PO Box 700 West Perth WA 6872
Australia

INDEPENDENT AUDITOR'S REPORT
TO THE MEMBERS OF ALLIED GOLD LIMITED

Report on the Financial Report

We have audited the accompanying financial report of Allied Gold Limited, which comprises the statements of financial position as at 30 June 2011, the statements of comprehensive income, the statements of changes in equity and the statements of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information, and the directors' declaration of the company and the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the *Corporations Act 2001* and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 2(a), the directors also state, in accordance with Accounting Standard AASB 101 *Presentation of Financial Statements*, that the financial statements comply with *International Financial Reporting Standards*.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the *Corporations Act 2001*. We confirm that the independence declaration required by the *Corporations Act 2001*, which has been given to the directors of Allied Gold Limited, would be in the same terms if given to the directors as at the time of this auditor's report.

Opinion

In our opinion:

(a) the financial report of Allied Gold Limited is in accordance with the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the consolidated entity's financial positions as at 30 June 2011 and of their performance for the year ended on that date; and

  (ii) complying with Australian Accounting Standards and the *Corporations Regulations 2001*.

(b) the financial report also complies with *International Financial Reporting Standards* as disclosed in Note 2(a).

Report on the Remuneration Report

We have audited the Remuneration Report included in the directors' report for the year ended 30 June 2011. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Opinion

In our opinion, the Remuneration Report of Allied Gold Limited for the year ended 30 June 2011 complies with section 300A of the *Corporations Act 2001*.

BDO Audit (WA) Pty Ltd

BDO

Peter Toll
Director

Perth, Western Australia
Dated this 29th day of September 2011